Exhibit 99.1

SIERRA WIRELESS™

Annual Report 2009

UNITED STATES GAAP

AirCard®

AirPrime™

AirLink™

AirVantage™

FINANCIAL HIGHLIGHTS

Consolidated Statements of Operations Data

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

Years ended December 31,	2007	2008	2009
GAAP results
Revenue	$439,903	$567,308	$526,384
Gross margin percentage	28.0%	27.6%	32.8%
Total expenses	84,566	112,125	210,177
Earnings (loss) from operations	38,576	44,572	(37,724)
Net earnings (loss) attributable to Sierra Wireless, Inc.	32,459	62,583	(39,899)
Diluted earnings (loss) per share	$1.16	$2.00	$(1.29)

Non-GAAP results
Revenue	$439,903	$567,308	$526,384
Gross margin percentage	28.1%	27.7%	32.9%
Total expenses	77,275	102,382	159,207
Earnings (loss) from operations	46,355	54,860	13,808
Net earnings (loss) attributable to Sierra Wireless, Inc.	38,277	44,910	11,806
Diluted earnings (loss) per share	$1.37	$1.43	$0.38

Revenue by product
AirCard® Mobile Broadband Devices	71%	73%	56%
AirPrime™ Intelligents Embedded Modules	21	21	34
AirLink™ Intelligent Gateways and Routers	6	5	8
Other	2	1	2
	100%	100%	100%

Revenue by geographic region
Americas	69%	70%	59%
Europe, Middle East and Africa (“EMEA”)	12	9	17
Asia-Pacific	19	21	24
	100%	100%	100%

Consolidated Balance Sheets Data

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

December 31,	2008	2009

Cash, including short-term investments	$81,261	$134,389
Restricted cash	191,473	—
Working capital	297,546	135,902
Long-term liabilities	15,105	36,105
Total shareholders’ equity	357,448	316,596
Number of common shares outstanding	31,031,954	31,048,907

(1) Our non-GAAP results exclude Wavecom transaction and integration costs, restructuring costs, stock-based compensation, acquisition amortization, foreign exchange on amounts related to the Wavecom acquisition, tax expense related to net reduction in tax assets and non-controlling interest related to non-GAAP adjustments.  Non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. For further information, refer to “Non-GAAP Financial Measures” on page 8 of the Management’s Discussion and Analysis in this Annual Report.

REPORT TO SHAREHOLDERS

We emerged from 2009 essentially a new Sierra Wireless, with the industry’s broadest product portfolio, a true global footprint, unmatched innovation capability and all the value chain elements needed to bring full, end-to-end mobile computing and M2M solutions to the market place.

The key to our transition was our acquisition of Wavecom S.A. (“Wavecom”), a global leader in wireless automotive solutions and embedded machine-to-machine (“M2M”) products. Completed on February 27, 2009, the acquisition combined two industry leaders with highly complementary businesses. Wavecom’s strengths in the M2M market, combined with its emerging strengths in M2M service delivery, complement our own expertise in mobile broadband, intelligent M2M gateways and 3G embedded modules. Today, our four product lines—AirCard Mobile Broadband Devices, AirPrime Intelligent Embedded Modules, AirLink Intelligent Gateways and Routers, and AirVantage Services Platform and Solutions—represent the world’s broadest and most diversified wireless portfolio for mobile computing and M2M solutions.

As the new Sierra Wireless, we have expanded our global footprint and now offer sales, R&D, support and technical services worldwide. Wavecom added strong presence in Europe and Asia to our leading presence in North America. The acquisition improved revenue diversification across product lines and geographies, while also helping us to reduce customer concentration.

AirCard© Mobile Broadband Devices

In November 2009 we were ranked the top broadband vendor by ABI Research, but 2009 was a challenging year for AirCard products.  Sales of AirCard products, which include USB modems, mobile hotspots and PC cards, declined 28% year-over-year to $295.0 million as a result of the timing of product transitions in our key channels, lower average selling prices and reduced sell through.

Despite the weaker results, all signs indicated that we retained our channel position and share with our key operator customers as we continued to bring leading-edge, differentiated AirCard Mobile Broadband Devices to market. We launched a total of 11 new, faster HSPA and HSPA+ products in 2009 with key customers including AT&T, Sprint, Telstra, Telefonica and Telus. In January 2010, we launched the world’s first 3G/4G mobile hotspot device, Overdrive, on the Sprint network.  Industry, media and consumer reaction to the Overdrive has been excellent and it is expected to be an important contributor to our 2010 AirCard sales.

Going forward, we are continuing to focus our efforts on air interface innovation and differentiation for our key AirCard customers. Over the course of the year, we expect to launch several new AirCard products supporting the latest air interface technologies including dual mode EVDO/WiMAX, dual carrier HSPA+ and LTE.

AirPrime™ Intelligent Embedded Modules

Our AirPrime Intelligent Embedded Modules were a success story for us in 2009 as we expanded our global position in the M2M market.  Not only did we grow sales by 51% to $181.4 million on a year-over-year basis, but we also achieved strong sequential quarterly growth. Segment sales for the fourth quarter of 2009 were up 52% to $67.6 million compared to the third quarter of 2009. These results were achieved despite weak economic conditions and constraints in the availability of flash memory that limited our full revenue potential in the latter part of the year. In our view, these results are an early indication of the growth prospects in the intelligent embedded modules segment, and the strength of our market position.

Sierra Wireless is now a leading supplier in the embedded module space, offering a diverse product line-up that meets not only the requirements of the mobile computing market, but also a variety of M2M vertical markets including automotive, energy, industrial, security, sales and payment, field service and logistics, and healthcare. During 2009, we secured multiple design wins across these sectors, including agreements that will integrate our AirPrime Intelligent Embedded Modules with Peugeot, Toyota, Ford and other automobile manufacturers. Sales of our AirPrime embedded modules to Barnes and Noble for their innovative ebook reader called “nook”, contributed to our strong fourth quarter segment results.  Our next generation design win with Barnes and Noble is expected to drive good continuity with the nook for 2010.

AirLink™ Intelligent Gateways and Routers

Sales of our AirLink Intelligent Gateways and Routers grew in 2009 by 33% year-over-year to $41.0 million, while gross margin continued to exceed 50%. These results reflect the addition of Wavecom’s products, as well as our strengthened performance in the latter part of the year.

The North American market remained a key driver for our AirLink business, with steady demand from the energy management, police, fleet management and business continuity sectors. Capitalizing on synergies from the Wavecom acquisition, we also began to see initial returns from our efforts to expand our AirLink business internationally. We secured new customer and channel wins in Europe, Asia-Pacific and Latin America, and we expect to see continued expansion in 2010.

Going forward, a key objective is to further integrate our AirLink gateways with our AirVantage solutions and service platform. During 2009, the AirLink and AirVantage teams worked together to create integrated end-to-end hosted solutions and successfully demonstrated their capabilities to customers. We expect to launch packaged end-to-end solutions featuring AirLink products to certain vertical markets beginning in 2010.

AirVantage™ Services Platform and Solutions

While our AirVantage services and solutions business was a relatively small contributor to overall revenue in 2009, we are focused on growing this business into a key revenue and profit contributor over time.  Operators, OEMs and integrators increasingly need tools and solutions that will allow them to profitably take advantage of the M2M services opportunity. Our AirVantage solutions and services business provides a comprehensive service delivery platform, as well as development tools and services that will let operators and a whole new breed of service providers create, deploy and manage innovative new mobile computing and M2M services.

Following many meetings with prospective customers, we believe the market finds our offering complete, compelling and unique. We are currently the only supplier offering all components of an M2M solution, including platform, device management, subscription management, global hosting facilities, billing engine and development tools. We have formal agreements with customers including PSA Peugeot for device management and software delivery, CBS outdoor for the monitoring of thousands of billboards and ORBCOMM for remote device management and subscription management across celestial and terrestrial wireless networks.

Overall, we view the AirVantage business as a compelling new recurring revenue opportunity, one that will become an increasingly important facilitator of differentiation, growth and margin expansion.

Wavecom Integration

We are very pleased with the progress made on the Wavecom integration in 2009. Our new global management team is in place and working well.  We have captured product cost synergies and are continuing to build on them. We have also made solid progress on our site rationalization plans and cost reduction initiatives, implementing several changes to facilities and staff. While some of our acquisition-related cost reductions have taken longer to realize than originally anticipated, we achieved a significant portion of our target in 2009 and expect to capture further synergy benefits in the months ahead.

On the market front, customer feedback to the business combination has been overwhelmingly positive. We are effectively leveraging our expanded product line, global platform and capabilities to secure new design wins and to capture growing market share. Most recently we have launched our new integrated corporate and product branding, reflecting the new diversified Sierra Wireless and the markets we serve. We encourage you to visit our website at www.sierrawireless.com to see our new look.

Outlook

Moving forward, we believe our markets of wireless for mobile computing and M2M have strong sustainable growth prospects. With the Wavecom integration largely complete, we are exceptionally well positioned to benefit from that growth. Sierra Wireless now has the industry’s broadest product line up for our segments, strongest global footprint and end-to-end solutions capability, and we are continuing to invest to build on our leadership position. Overall, we expect to continue building momentum and executing well in our target markets in the year ahead.

I thank you for your continued confidence and look forward to reporting to you on our achievements in 2010.

/s/Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this report include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the year ended December 31, 2009, and up to and including March 24, 2010.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2009 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless solutions for the mobile computing and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our acquisition of Wavecom S.A. (“Wavecom”) on February 27, 2009 enhances our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications. The acquisition of Wavecom also enhances our capabilities in key markets as they provide us with proven development tools and an innovative services platform for delivering device management and application services.  Our consolidated results include Wavecom’s results for the period from February 27, 2009 to December 31, 2009.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, growing strategic focus on mobile broadband and M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our mobile computing products are used by businesses, consumers and government organizations to enable mobile broadband access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate and consumer applications.

Our expanded line-up of embedded wireless solutions is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, energy, security, transaction processing, industrial control and monitoring and fleet management.

Our rugged mobile and M2M gateway solutions are used primarily in the public safety, energy, industrial, fleet management and transaction processing markets.  We believe the mobile and M2M gateway markets we serve offer attractive opportunities for long term profitable growth.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand and diversify our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

Prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and 2 positions to be phased out in the second quarter of 2010.

On January 29, 2009, also prior to the acquisition of Wavecom, Sierra Wireless implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of approximately 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which includes $0.5 million of stock-based compensation expense.

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location have been transitioned primarily to the Sierra Wireless location in Carlsbad, California.  The cost reduction initiatives in the U.S. and France are expected to be substantially completed by the first quarter of 2010.  For the year ended December 31, 2009, restructuring costs related to the closure of the Research Triangle Park location and additional cost reduction initiatives implemented during the second half of 2009 were $19.0 million.  Included in restructuring costs is $0.4 million of stock-based compensation expense.

During the second quarter of 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the Nasdaq.  On May 25, 2009, we had purchased and cancelled 407,700 shares under the Bid.  On May 25, 2009, the Bid terminated.

Key factors that we expect will affect our revenue in the near term are general economic conditions in the markets we serve, our ability to successfully complete the integration of the Wavecom acquisition, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q1 2010 revenue will increase moderately relative to Q4 2009.  Specific product and business development initiatives include:

AirCard® Mobile Broadband Devices

Our AirCard product family includes our AirCard branded PC cards and USB modems.  In 2009, sales of our AirCard products decreased 28% to $295.0 million, compared to $408.8 million in 2008 due primarily to timing of product transitions in our key channels, lower selling prices and reduced sell through.

Our AirCards plug into the PC card, ExpressCard or USB ports of notebook and desktop computers, as well as other products such as network routers.  Our AirCard products support EV-DO and HSPA technologies and are sold to wireless operators around the world.  During 2009, we continued to have a strong position with shipments of our HSPA AirCards to AT&T and Telstra and with shipments of our EV-DO Rev A AirCards to Sprint.

During 2009, we began shipping several new HSPA USB modems including our Compass 889 HSPA USB modem to CSL Limited, our AirCard USB 306/307 to Telstra and CSL Limited, the world’s first mobile broadband modems for HSPA+ networks, our AirCard USB 308/309 modems to Telstra, our second generation products for the HSPA+ networks, and our AirCard USB 301/302 modems for HSPA networks that combine a new design and streamlined feature set for the value-driven consumer market.  In the fourth quarter of 2009, we began commercially shipping the AT&T USB Connect Lightning, also known as the Sierra Wireless USB 305 for HSPA networks, to AT&T.  The USB Connect Lightning, with download speeds of up to 7.2 Mbps, has an innovative lighted design with a swivel hinge for flexible use in horizontally or vertically oriented USB ports.

Our AirCard USB 598 modem for EV-DO Rev A networks was launched with Telus during 2009, which is the first CDMA operator using our TRU-Update feature, a managed service providing automatic firmware, driver and application updates.

We also began shipping two new ExpressCards, including our AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots and our AirCard 503, the world’s first 2-in-1 ExpressCard with PC Card adapter for HSPA+ networks.

In addition, our AirCard 402, Compass 885 and USB598 modems passed Microsoft Corp. certification tests for compatibility and reliability with Windows 7 mobile broadband and have been officially designated as “Compatible with Windows 7”.

We also made strong progress on the development of Overdrive, a highly differentiated device in the mobile hotspot segment.  Overdrive is the first mobile hotspot product to combine 3G (EV-DO RevA) with 4G (WiMax) and Wi-Fi technologies.  Overdrive was launched with Sprint in January 2010.

Notwithstanding our lower AirCard revenue for 2009 compared to 2008, we believe that the market for our AirCard products continues to offer opportunities.  Competition in this market continues to be intense and our future success in this market will depend in part on our ability to continue to differentiate and to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Intelligent Embedded Modules

Our expanded line-up of AirPrime Intelligent Embedded Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, security, transaction processing, fleet management and energy.

In 2009, sales of our embedded module products increased 51% to $181.4 million, compared to $120.2 million in 2008, primarily as a result of our acquisition of Wavecom products.  Of the $181.4 million, approximately $174.0 million was from sales to M2M OEMs and $7.4 million was from sales to PC OEMs.

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  In 2009, we continued to secure design wins in key segments, including consumer electronics, payment, security and mobile computing.  One of our modules is embedded inside the recently introduced Barnes & Noble “nook” ebook reader.  In the fourth quarter of 2009, Vodacom, a South African cellular network, along with Tracker, a South African vehicle tracking company, introduced a next generation SIM card for vehicle tracking, based on our inSIM technology.  The inSIM component embeds the SIM function into our wireless CPU at the component level, eliminating the use of the traditional plastic SIM card.  We are collaborating with MobiPower in the development of stolen-vehicle recovery and asset protection solutions based on our wireless microprocessor platform.  In addition, two of our OEM partners, Outpost Central and Radiocrafts AS, introduced new smart metering solutions based on our Fastrack Supreme platform.  In the second quarter of 2009, we announced that our Q26 Elite Wireless CPU passed all FCC and CDG 1 & 2 testing and is Safe for Network on the Verizon Wireless, Sprint and Aeris networks.  The Q26 Elite is ruggedized for extreme environmental conditions and supports GPS, which makes it suitable for fleet management and tracking applications.  We are also collaborating with Meta System Spa to provide a platform for automotive telematics, with a focus on emergency calls, stolen vehicle tracking, remote diagnostics and fleet management.  In addition, with Meta System Spa, we are also developing an optimized telematics on-board unit for the insurance market.  During the second quarter of 2009, we commenced commercial volume shipments of a customized wireless communication module to Denso, a leading supplier of automotive electronics to Japanese and global auto manufacturers.  We believe the long-term growth and profitability prospects in the embedded M2M markets are strong.  We plan to continue to invest to expand our leadership position in this market.

Competition in the PC OEM market intensified during 2008 with the entry of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had previous design wins.  As expected, this increased competition continued to put pressure on our revenue from PC OEMs during 2009.  However, during the first quarter of 2009, we were awarded our first GOBI design wins with two of our existing PC OEM customers.  Since then, we have been awarded additional GOBI design wins with notebook and netbook manufacturers.  We believe that these new design wins will enable us to grow our revenue from PC OEM customers in subsequent quarters.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

During the fourth quarter of 2009, we began shipping our MC8795V embedded module for HSPA networks, which offers quad band frequency support, enabling customers to expand their product offering into new geographical markets as well as data speeds with up to 7.2 Mbps on the downlink and 5.76 Mbps on the uplink. In the second quarter of 2009, we introduced our new MC5728V embedded module for EV-DO Rev A networks, that provides added flexibility to OEMs integrating mobile broadband connectivity into a variety of devices, including networking equipment and industrial handheld devices.  The MC5728V is the first EV-DO product with our TRU-Flow data traffic management technology that optimizes overall upload and download modem performance, even with a VPN.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We believe that there are strong profitable growth prospects for our AirLink intelligent gateway solutions and intend to capture these opportunities through segment, product line and geographical expansion.

In 2009, revenue from AirLink intelligent gateway solutions increased to $41.0 million from $30.8 million in 2008 primarily as a result of our acquisition of Wavecom products.

During the fourth quarter of 2009, our Helix RT 3G router was approved to run on the Verizon Wireless network through their open development program, which provides customers with the option to use wireless devices that Verizon does not offer directly.  During the third quarter of 2009, we signed a Memorandum of Understanding (“MOU”) with T-Mobile to deliver joint solution offerings for the M2M market.  The areas of co-operation identified by the MOU are product development, marketing, sales and deployment of M2M solutions and related services.  The co-operation initiatives target the European market, with an initial focus on Germany.  We also signed an agreement with Netcomm to distribute our AirLink range of in-vehicle and M2M devices in Australia and New Zealand.  We introduced ACEnet Services, the latest enhancement in our suite of ACEware web-based device management platforms.  Using a software-as-a-service (“SaaS”) model, ACEnet Services offers customers a secure hosted platform to comprehensively configure, control and manage their entire deployment of AirLink devices using a standard web browser.  In the near future, we expect that ACEnet will be integrated with our AirVantage services platform and will become part of our comprehensive suite of hosted services and solutions for M2M.  During the third quarter of 2009, we received technical approvals for our Raven XE Gateway on Sprint, our MP 890 in-vehicle Gateway on AT&T and shipped the first commercial units of our Helix RT 3G Router.  During the second quarter of 2009, we announced that our ALEOS embedded software platform will be available on our MP line of rugged in-vehicle mobile routers.  The addition of ALEOS to our MP product line simplifies device management and support.

AirVantage™ Services Platform and Solutions

In the third quarter, we reorganized and integrated Anyware Technologies, the software and services company that Wavecom acquired in 2008.  These changes included selling Anyware’s Open Source consulting business to a group of employees, integrating the remaining team members into Sierra Wireless and forming our AirVantage solutions and services business unit. We believe these changes will help us focus on delivering end to end solutions for the M2M market and to drive collaboration with our other lines of business.

Our new business unit provides solutions and services that allow system integrators, key accounts and telecom operators to roll out complete M2M solutions for managing remote equipment and assets.  The solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our services platform is scalable, secure and compatible with the majority of wireless equipment available on the market.

During the third quarter of 2009, we signed a contract with PSA Peugeot Citroen Group, a leader in advanced automotive technology, who will use our AirVantage services platform for the remote monitoring and software upgrade of future generations of cars equipped with our telematics technology.  During the fourth quarter of 2009 we entered into an agreement with ORBCOMM Inc. to integrate the innovative capabilities of our AirVantage services platform within ORBCOMM’s web services portal to enable customers to control their M2M services, devices and communications.  We announced our collaboration with Atos Worldline, which brings Atos Origin’s core expertise in hi-tech transactional services, to provide a comprehensive, expandable and secure M2M services platform, along with significant processing and hosting capacity, to simplify and accelerate the large scale deployment of end-to-end solutions in Europe. We also announced a new major release of M2M Studio, a fully integrated environment for the development of embedded M2M software, enabling developers to create, develop, compile, download, debug and test their applications.

Selected Annual Information

Years ended December 31,	2007	2008	2009

Revenue	$439,903	$567,308	$526,384
Net earnings (loss)	32,459	62,583	(39,899)
Basic earnings (loss) per share	1.17	2.00	(1.29)
Diluted earnings (loss) per share	1.16	2.00	(1.29)
Total assets	385,021	462,386	484,519
Total long term liabilities	6,919	15,105	36,105

See discussion under Results of Operations for factors that have caused period to period variations.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2009, expressed as a percentage of revenue:

Years ended December 31,	2007	2008	2009

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	72.0	72.4	67.2
Gross margin	28.0	27.6	32.8
Expenses
Sales and marketing	5.0	5.8	10.0
Research and development	9.8	9.5	15.4
Administration	3.5	3.6	6.3
Acquisition costs	—	—	1.5
Restructuring costs	—	—	3.9
Integration costs	—	—	0.7
Amortization	0.9	0.8	2.2
	19.2	19.7	40.0
Earnings (loss) from operations	8.8	7.9	(7.2)

Foreign exchange gain (loss)	(0.1)	1.0	0.2
Other income (expense)	1.2	3.6	(0.8)
Earnings (loss) before income taxes	9.9	12.5	(7.8)

Income tax expense	2.5	1.5	—
Net earnings (loss) before non-controlling interest	7.4	11.0	(7.8)
Less: Non-controlling interest	—	—	(0.2)
Net earnings (loss)	7.4%	11.0%	(7.6)%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2007	2008	2009

Revenue by product
AirCard Mobile Broadband Devices	71%	73%	56%
AirPrime Intelligent Embedded Modules	21	21	34
AirLink Intelligent Gateways and Routers	6	5	8
Other	2	1	2
	100%	100%	100%

Revenue by distribution channel
Wireless carriers	60%	61%	46%
Resellers	20	19	29
M2M OEM	8	8	23
PC OEM	12	12	1
Direct and other	—	—	1
	100%	100%	100%

Revenue by geographical region
Americas	69%	70%	59%
Europe, Middle East and Africa (“EMEA”)	12	9	17
Asia-Pacific	19	21	24
	100%	100%	100%

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of the non-GAAP financial measures for the years ended December 31, 2009 and 2008 to our U.S. GAAP results:

	2009			2008
	Sierra	Wavecom
(in millions of U.S. dollars)	Non- GAAP	Non- GAAP	Consolidated Non-GAAP	Consolidated Non-GAAP

Revenue — GAAP and Non-GAAP	$406.8	$119.6	$526.4	$567.3

Gross margin — GAAP	$125.9	$46.5	$172.4	$156.7
Stock-based compensation	0.6	—	0.6	0.5
Gross margin — Non-GAAP	$126.5	$46.5	$173.0	$157.2

Earnings (loss) from operations — GAAP	$7.7	$(45.4)	$(37.7)	$44.6
Stock-based compensation	7.3	0.8	8.1	6.4
Transaction costs	7.8	—	7.8	0.7
Restructuring and other costs	1.6	18.4	20.0	—
Integration costs	3.2	0.6	3.8	—
Acquisition related amortization	2.3	9.5	11.8	3.2
Earnings (loss) from operations — Non-GAAP	$29.9	$(16.1)	$13.8	$54.9

Net earnings (loss) — GAAP			$(39.9)	$62.6
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax			50.3	7.2
Unrealized foreign exchange gain			(2.6)	(18.4)
Interest expense			4.4	—
Non-controlling interest			(0.9)	—
Tax impact related to net change in tax assets			0.5	(6.5)
Net earnings — Non-GAAP			$11.8	$44.9

Diluted earnings (loss) per share — GAAP			$(1.29)	$2.00
Diluted earnings per share — Non-GAAP			$0.38	$1.43

Results of Operations — Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Revenue amounted to $526.4 million for the year ended December 31, 2009, compared to $567.3 million in the same period of 2008, a decrease of 7%.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of embedded modules to PC OEM customers, partially offset by an increase in revenue from the Wavecom acquisition.  Our revenue for the year ended December 31, 2009 included Wavecom revenue of $119.6 million for the period from February 27, 2009 until December 31, 2009.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 59%, 17% and 24%, respectively, of our total revenue in 2009, compared to 70%, 9% and 21%, respectively, of our total revenue in 2008.  Our business in North America decreased by 21% compared to 2008 due primarily to a decrease in sales of our AirCards and embedded modules.  Our business in EMEA increased by 72% compared to 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards and embedded modules.  Our business in the Asia-Pacific region increased 6% compared to 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of embedded modules to PC OEM customers and AirCards.

In 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 40% of our revenue.  In 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q1 2010 revenue will increase moderately compared to Q4 2009.

Gross margin

Gross margin amounted to $172.5 million for the year ended December 31, 2009, or 32.8% of revenue, compared to $156.7 million, or 27.6% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.6 million of stock-based compensation expense in 2009, compared to $0.5 million in 2008.

During the first quarter of 2010, we expect that our gross margin percentage will remain above 30%, but may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Sales and marketing

Sales and marketing expenses were $52.8 million for the year ended December 31, 2009, compared to $32.7 million in the same period of 2008, an increase of 62%.  The increase in sales and marketing costs is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in expenses due to an increased focus on cost management, including the impact of restructuring programs.  Sales and marketing expenses included $1.6 million of stock-based compensation expense in 2009, compared to $1.5 million in 2008.  Sales and marketing expenses as a percentage of revenue increased to 10.0% in the year ended December 31, 2009, compared to 5.8% in the same period of 2008, primarily due to the addition of costs from the Wavecom acquisition as well as the decrease in revenue.

Research and development

Research and development expenses amounted to $80.8 million for the year ended December 31, 2009, compared to $54.1 million in the same period of 2008, an increase of 50%.  The increase is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in accruals for government research and development funding repayments.

During 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn $2.5 million, with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  We had previously accrued payments under the original agreement and as a result of the amended agreement we have reversed accruals recorded in research and development expense totaling $0.8 million during 2009.

Included in research and development expenses was $1.4 million of stock-based compensation expense in 2009, compared to $1.2 million in 2008.

Research and development expenses, excluding government research and development funding repayments and reversal of accruals, were $82.9 million, or 15.7% of revenue for the year ended December 31, 2009, compared to $48.3 million, or 8.5% of revenue in the same period of 2008.

Administration

Administration expenses amounted to $33.0 million, or 6.3% of revenue, for the year ended December 31, 2009, compared to $20.6 million, or 3.6% of revenue, in the same period of 2008.  The increase in administration costs is primarily due to the addition of staff and costs from the Wavecom acquisition as well as increased legal fees (see disclosure under “Legal proceedings”).  Included in administration expenses was $3.6 million of stock-based compensation expense in 2009, compared to $3.1 million in 2008.

Acquisition costs

Acquisition costs were $7.8 million for the year ended December 31, 2009, compared to nil in the same period of 2008.  The acquisition costs were related to the acquisition of Wavecom.

Restructuring costs

During the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and 2 positions to be phased out in the second quarter of 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed during the fourth quarter of 2009. For the year ended December 31, 2009, restructuring costs related to the closure of the Research Triangle Park location and additional cost reduction initiatives were $19.0 million.  Included in this restructuring cost is $0.4 million of stock-based compensation expense.

In the first quarter of 2009, we completed an expense reduction program that included the elimination of approximately 56 positions.  As a result, restructuring costs, comprised primarily of severance costs and stock-based compensation expense, amounted to $1.6 million and included $0.5 million of stock-based compensation expense.

For the year ended December 31, 2009, restructuring costs related to these two programs were $20.6 million, compared to nil in the same period of 2008.

Integration costs

In 2009, integration costs related to the acquisition of Wavecom were $3.9 million, compared to nil in 2008.  Integration costs included the cost of employees retained for integration activities, related travel expenses and consulting fees.

Foreign exchange gain (loss)

Our foreign exchange gain was $1.3 million in the year ended December 31, 2009, compared to a foreign exchange gain of $20.6 million in 2008. Our foreign exchange gain for 2009 includes a net foreign exchange gain of $19.5 million on an intercompany balance that the parent company has with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition, partially offset by a realized foreign exchange loss of $15.7 million on Euros that had been held for the Wavecom transaction.  Our foreign exchange gain for 2008 includes an unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction.

Other income (expense)

Other expense, which includes interest expense and interest income, was $4.4 million in the year ended December 31, 2009, compared to other income of $5.6 million in the same period of 2008.  Other expense in 2009 includes $4.1 million of financing costs and $0.9 million of interest expense, of which $0.7 million related to the credit facilities that were set up in connection with the Wavecom acquisition, compared to nil for 2008.  Interest income decreased to $0.6 million in 2009, from $5.6 million in 2008 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense

Income tax expense was $0.3 million for the year ended December 31, 2009, compared to $8.2 million in the same period of 2008 due primarily to a reduction in taxable income.

Non-controlling interest

The non-controlling interest in the year ended December 31, 2009 was $1.3 million, compared to nil in the same period of 2008.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that results from the shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest.

Net earnings (loss)

Our net loss amounted to $39.9 million, or loss per share of $1.29, for the year ended December 31, 2009, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00, in the same period of 2008.  Included in net earnings (loss) was $8.1 million of stock-based compensation expense in 2009, compared to $6.4 million in the same period of 2008.

The weighted average diluted number of shares outstanding decreased to 31.0 million for the year ended December 31, 2009, compared to 31.3 million in 2008 because some securities, such as stock options, that are dilutive are not included in the total when we are in a loss position.  In addition, under the Bid, we purchased and cancelled shares during the third quarter of 2008 which reduced the weighted average diluted number of shares outstanding.  The number of shares outstanding at December 31, 2009 and December 31, 2008 was 31.0 million.

Results of Operations — Three Months Ended December 31, 2009 Compared to Three Months Ended December 31, 2008

Revenue

Revenue amounted to $144.0 million for the three months ended December 31, 2009, compared to $132.9 million in the same period of 2008.  The increase in revenue was primarily a result of the inclusion of revenue from the Wavecom acquisition, partially offset by a decrease in sales of AirCard products and sales of embedded modules to PC OEM customers.  Our fourth quarter revenue included Wavecom revenue of $42.1 million.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 52%, 15% and 33%, respectively, of our total revenue in the fourth quarter of 2009, compared to 75%, 8% and 17%, respectively, in the same period of 2008.  Our business in North America decreased by 24% compared to the fourth quarter of 2008 due primarily to a decrease in sales of our AirCards.  Our business in EMEA increased by 104% compared to the fourth quarter of 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards.  Our business in the Asia-Pacific region increased 106% compared to the fourth quarter of 2008 due primarily to an increase in revenue from the Wavecom acquisition and sales of our embedded modules.

In the fourth quarter of 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 28% of our revenue.  In the fourth quarter of 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 57% of our revenue.

Gross margin

Gross margin amounted to $47.4 million for the three months ended December 31, 2009, or 32.9% of revenue, compared to $36.4 million, or 27.4% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.1 million of stock-based compensation expense in each of the fourth quarters of 2009 and 2008.

During the first quarter of 2010, we expect that our gross margin percentage will remain above 30%, but may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Operating expenses

Operating expenses were $48.5 million in the fourth quarter of 2009, compared to $27.4 million in the same period of 2008.  This increase reflects the addition of staff and costs from the Wavecom acquisition, significant research and development investment being made to develop new products and the sales and marketing costs associated with the launch of these products and expansion of sales channels.  $1.5 million of stock-based compensation expense was included the fourth quarter of 2009, compared to $1.4 million in the same period of 2008.

Operating expenses for the fourth quarter of 2009 included the reversal of purchase price amortization of $3.7 million, resulting from the adjustment of our estimate of the purchase price allocation to the actual allocation based on the third party valuation, compared to $0.6 million in 2008.  In addition, our fourth quarter of 2009 results also include acquisition costs of $0.1 million, restructuring costs of $4.7 million and integration costs of $1.3 million, compared to nil in the same period of 2008.  All of these costs were related to the acquisition of Wavecom which was completed on February 27, 2009.

Net earnings (loss)

Our net loss was $2.7 million in the fourth quarter of 2009, or loss per share of $0.09, compared to net earnings of $34.7 million, or diluted earnings per share of $1.12 in 2008.  Our net loss for the fourth quarter of 2009 included an unrealized foreign exchange gain of $0.8 million on intercompany balances that the parent company has with its self-sustaining foreign operations and a reduction in our valuation allowance of $0.5 million that reduced our income tax expense.  Net earnings for the fourth quarter of 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, an after-tax gain of $0.4 million on sale of bonds that were liquidated for the Wavecom transaction and a reduction in our valuation allowance of $6.5 million that reduced our income tax expense. Included in net earnings (loss) was $1.7 million of stock-based compensation expense in the fourth quarter of 2009, compared to $1.5 million in the same period of 2008.

Results of Operations — Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Revenue amounted to a record $567.3 million for the year ended December 31, 2008, compared to $439.9 million in the same period of 2007, an increase of 29%.  The increase in revenue was primarily a result of an increase in sales of our HSPA and EV-DO Rev A USB modems and embedded modules, as well as a full year of revenue contribution from our AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 70%, 9% and 21%, respectively, of our total revenue in 2008, compared to 69%, 12% and 19%, respectively, in 2007.  Our North American business increased by 31% compared to 2007 primarily as a result of an increase in sales of our HSPA and EV-DO Rev A USB modems and embedded modules.  In EMEA, revenue decreased by 5% compared to 2007, primarily as a result of decreased sales of our HSPA USB modems.  Our business in the Asia-Pacific region increased 42% compared to 2007 due primarily to an increase in sales of our HSPA PC adapters and embedded modules.

In 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In 2007, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.

Gross margin

Gross margin amounted to $156.7 million for the year ended December 31, 2008, or 27.6% of revenue, compared to $123.1 million, or 28.0% of revenue, in the same period of 2007.  The decrease in gross margin percentage resulted primarily from a higher proportion of sales of our PC adapter products that yield a lower margin than our embedded module and M2M products, partially offset by improved margins in all of our product lines.  Gross margin included $0.6 million of stock-based compensation expense in 2008, compared to $0.5 million in 2007.

Sales and marketing

Sales and marketing expenses were $32.7 million for the year ended December 31, 2008, compared to $22.2 million in the same period of 2007, an increase of 47%.  The increase in sales and marketing costs was due primarily to the costs associated with new product launches and investments in channel expansion.  Sales and marketing expense included $1.5 million of stock-based compensation expense in 2008, compared to $0.9 million in 2007.  Sales and marketing expenses as a percentage of revenue increased to 5.8% in the year ended December 31, 2008, compared to 5.0% in the same period of 2007.

Research and development

Research and development expenses amounted to $54.1 million for the year ended December 31, 2008, compared to $43.0 million in the same period of 2007, an increase of 26%.  The increase was due to the significant investment in new products being developed and launched in both EV-DO and HSPA technologies.  Included in research and development expense was $1.2 million of stock-based compensation expense in 2008, compared to $0.9 million in 2007.

Research and development expenses, excluding government research and development funding repayments, were $48.3 million, or 8.5% of revenue for the year ended December 31, 2008, compared to $38.9 million, or 8.8% of revenue in the same period of 2007.

Administration

Administration expenses amounted to $20.6 million, or 3.6% of revenue, for the year ended December 31, 2008, compared to $15.4 million, or 3.5% of revenue, in the same period of 2007.  The increase in administration costs was primarily due to an increase in costs to support our corporate growth.  Included in administration expense was $3.1 million of stock-based compensation expense in 2008, compared to $2.9 million in 2007.

Other income

Other income was $26.2 million for the year ended December 31, 2008, compared to $4.8 million in the same period of 2007.  Other income included interest income, interest expense and foreign exchange gains and losses.  Other income included a foreign exchange gain of $20.0 million in 2008, which included an unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, compared to a foreign exchange loss of $0.4 million in 2007.  Also included in other income was a $0.6 million gain on the sale of bonds that were liquidated for the Wavecom transaction.

Income tax expense

Income tax expense was $8.2 million for the year ended December 31, 2008, compared to $10.9 million in the same period of 2007.  Excluding the reduction in valuation allowance of $6.5 million in 2008, income tax expense increased as a result of an increase in taxable income.

Net earnings

Net earnings amounted to $62.6 million, or diluted earnings per share of $2.00, for the year ended December 31, 2008, compared to net earnings of $32.5 million, or diluted earnings per share of $1.16, in the same period of 2007.  Net earnings for 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, an after-tax gain of $0.4 million on sale of bonds that were liquidated for the Wavecom transaction and a reduction in our valuation allowance of $6.5 million that reduced our income tax expense.  Included in net earnings was $6.4 million of stock-based compensation in 2008, compared to $5.2 million in 2007.

The weighted average diluted number of shares outstanding increased to 31.3 million for the year ended December 31, 2008, compared to 28.0 million in 2007.  The increase was primarily due to the issuance of 3.8 million shares in connection with our October 2, 2007 public offering.  During 2008, we purchased and cancelled 407,700 of our common shares under the Bid. The number of shares outstanding at December 31, 2008 was 31.0 million and at December 31, 2007 was 31.3 million.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all ADSs representing Wavecom’s shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

International Financial Reporting Standards (“IFRS”)

The Securities and Exchange Commission (“SEC”) proposed a roadmap for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after December 15, 2014.  The proposed roadmap addresses the basis for considering the mandatory use of IFRS by U.S. issuers.  It then sets forth seven milestones, which, if achieved, could lead to the use of IFRS by U.S. issuers in their filings with the SEC.  In 2011, the SEC will determine whether to proceed with rulemaking to require that U.S. issuers use IFRS beginning in 2014 if it is in the public interest and for the protection of investors to do so.  We will continue to monitor the timing of adoption of IFRS.

Legal Proceedings

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co. (“HP”), Panasonic Corporation (“Panasonic”), General Dynamics Itronix Corporation (“GD”) and Fujitsu America and Fujitsu Japan (“Fujitsu”).  The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July, 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court entered a verdict of patent non-infringement and invalidity. In February, 2010, DNT LLC filed a motion for a new trial or in the alternative for an amended judgment.  While we believe that this motion will be unsuccessful, we intend to vigorously defend the motion.  DNT LLC has indicated its intention to file an appeal from the Court’s verdict.  While we believe that the appeal, if any, will be unsuccessful, we intend to vigorously defend against the appeal.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including HP.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2.0 million for products sold by Wavecom, Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom, Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1.5 million to be determined at trial.  On the other claims, Continental has requested damages in excess of $10,000 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Effective January 1, 2009, we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. We have applied this policy to our acquisition of Wavecom.  The adoption of this policy resulted in the expensing of Wavecom acquisition costs of $7.8 million in 2009, of which $2.8 million was deferred at December 31, 2008.  We did not adopt any other new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $86.7 million and goodwill of $95.1 million generated primarily from our acquisitions of Wavecom in February 2009, AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We determined that we had two reporting units as of December 31, 2009.  We assessed the realizability of goodwill related to each of the reporting units during the fourth quarter of 2009 and determined that the fair value exceeded the carrying amount for each reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value for each reporting unit with the carrying amount of the goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2009 or 2008.

•                  We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $47.7 million for the year ended December 31, 2009, compared to $86.1 million in the same period of 2008.  The source of cash in operating activities in 2009 primarily resulted from our net loss of $41.2 million adjusted for net non-cash items of $64.1 million as well as changes in other operating assets and liabilities of $24.8 million.

Investing Activities

Cash provided by investing activities was $16.1 million in 2009, compared to cash used by investing activities of $99.7 million in 2008.  Cash provided by investing activities was due primarily to a reduction in restricted cash of $175.8 million, offset by cash used for the acquisition of OCEANEs of $104.8 million, the acquisition of Wavecom net assets of $146.7 million, which included cash acquired of $139.8 million, and the acquisition of the remaining non-controlling interest of $19.6 million. In 2008, cash used by investing activities was due primarily to the increase in restricted cash of $173.1 million for the Wavecom acquisition.  We also used cash for expenditures on fixed and intangible assets of $13.3 million and $6.5 million, respectively, for the year ended December 31, 2009, compared to $19.7 million and $3.0 million, respectively, in the same period of 2008.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.  In 2009, we used cash of $8.8 million to fund purchases of short-term investments, net of proceeds on maturity of short-term investments, compared to net proceeds of $96.1 million from short and long-term investments in 2008.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $9.6 million in the year ended December 31, 2009, compared to $6.8 million in the same period of 2008.  During 2009, we received proceeds from the term loan of $102.7 million which was used to purchase the Wavecom OCEANEs and subsequently repaid the term loan with cash acquired from the acquisition of Wavecom.  In 2009, we also used cash of $4.0 million for financing costs related to the credit facilities that were set up to finance the Wavecom acquisition, compared to nil in 2008.  In addition, in 2009, we used $6.4 million to fund our restricted share unit program and $2.2 million to repay long term obligations, compared to $2.5 million and nil, respectively, in 2008.  During 2009, we received proceeds from the exercise of Wavecom options of $4.1 million, compared to nil in 2008.

As of December 31, 2009, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-

term investments of $134.4 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the first quarter of 2010 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations related to operating leases as of December 31, 2009:

Payments due in fiscal

2010	$10,933
2011	6,513
2012	1,568
2013	1,485
2014	1,457
Thereafter	578
Total	$22,534

As of December 31, 2009, we had tax obligations for uncertain tax positions of $7.8 million.

We have entered into purchase commitments totaling approximately $109.4 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2010 and March 2010.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of the Bid on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and terminated on May 25, 2009.  As of May 25, 2009, 407,700 common shares had been purchased at open market prices, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value was charged to retained earnings in 2009.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $134.4 million at December 31, 2009, compared to $81.3 million at December 31, 2008, excluding restricted cash of $191.5 million.

•                  Accounts receivable amounted to $86.5 million at December 31, 2009, compared to $67.1 million at December 31, 2008.

•                  We have a credit facility with two Canadian chartered banks as described below.  At December 31, 2009, there were no borrowings under this credit facility.  At December 31, 2008, we had drawn a letter of credit in the amount of €218.0 million issued under the €218.0 million secured term facility.

Credit Facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  No amount was drawn down under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided for a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218.0 million, was to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136.8 million and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218.0 million issued under the Term Facility.  On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of our cash that secured the Term Facility and the letter of credit was reduced from €218.0 million to €22.2 million.   The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80.473 million under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55.0 million, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55.0 million to $10.0 million.  Since December 1, 2008, we have not drawn any amount under the Revolving Facility.

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during November 2008.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in EMEA and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  Our risk associated with currency fluctuations associated with the Euro has increased as a result of our acquisition of Wavecom and cash balances that we hold in Euros.  Wavecom, whose functional currency is Euros, uses derivatives such as foreign currency forward and options contracts to reduce our foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.  All derivatives that were outstanding at December 31, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

Related Party Transactions

During the year ended December 31, 2009, there were no material related party transactions.

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all error and all fraud, if any. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We acquired Wavecom S.A. during 2009 and excluded from our assessment of the effectiveness of our internal control over financial reporting, Wavecom’s internal control over financial reporting associated with total assets of $106.2 million and total revenue of $119.6 million included in our consolidated financial statements as of and for the year ended December 31, 2009.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

Prior to our acquisition of Wavecom, Wavecom maintained effective internal control over financial reporting based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We are evaluating Wavecom’s internal control over financial reporting but are not aware of any changes since the date of acquisition that have materially affected, or are reasonably likely to materially affect, Wavecom’s internal controls over financial reporting.

There have been no changes in Sierra Wireless’ internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2009.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

2009

	Quarter Ended				Year
	Mar 31	Jun 30	Sep 30	Dec 31	2009

Revenue	$111,407	$135,348	$135,677	$143,952	$526,384
Cost of goods sold	80,697	88,222	88,436	96,576	353,931
Gross margin	30,710	47,126	47,241	47,376	172,453

Expenses:
Sales and marketing	8,974	15,035	14,244	14,551	52,804
Research and development	15,014	22,923	22,705	20,179	80,821
Administration	6,074	9,769	8,530	8,617	32,990
Acquisition costs	6,522	804	364	95	7,785
Restructuring costs	1,726	8,869	5,332	4,678	20,605
Integration costs	254	936	1,332	1,337	3,859
Amortization	2,420	5,001	4,889	(997)	11,313
	40,984	63,337	57,396	48,460	210,177
Loss from operations	(10,274)	(16,211)	(10,155)	(1,084)	(37,724)
Foreign exchange gain (loss)	(9,923)	10,957	1,981	(1,754)	1,261
Other expense	(4,022)	(10)	(88)	(279)	(4,399)
Loss before income taxes	(24,219)	(5,264)	(8,262)	(3,117)	(40,862)
Income tax expense (recovery)	(267)	1,229	(634)	12	340
Net loss before non-controlling interest	(23,952)	(6,493)	(7,628)	(3,129)	(41,202)
Net loss attributable to non-controlling interest	(287)	(622)	—	(394)	(1,303)
Net loss	$(23,665)	$(5,871)	$(7,628)	$(2,735)	$(39,899)

Loss per share:
Basic	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)
Diluted	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)

Weighted average number of shares (in thousands):
Basic	31,032	31,032	31,032	31,042	31,035
Diluted	31,032	31,032	31,032	31,042	31,035

2008

	Quarter Ended				Year
	Mar 31	Jun 30	Sep 31	Dec 31	2008

Revenue	$141,949	$155,698	$136,794	$132,867	$567,308
Cost of goods sold	102,614	112,490	99,025	96,482	410,611
Gross margin	39,335	43,208	37,769	36,385	156,697

Expenses:
Sales and marketing	7,835	7,928	8,717	8,204	32,684
Research and development	13,769	14,063	13,062	13,166	54,060
Administration	5,084	5,601	5,011	4,871	20,567
Amortization	1,281	1,212	1,135	1,186	4,814
	27,969	28,804	27,925	27,427	112,125
Earnings from operations	11,366	14,404	9,844	8,958	44,572
Other income	2,459	1,269	522	21,912	26,162
Earnings before income taxes	13,825	15,673	10,366	30,870	70,734
Income tax expense (recovery)	4,148	4,702	3,110	(3,809)	8,151
Net earnings	$9,677	$10,971	$7,256	$34,679	$62,583

Earnings per share:
Basic	$0.31	$0.35	$0.23	$1.12	$2.00
Diluted	$0.31	$0.35	$0.23	$1.12	$2.00

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273	31,032	31,254
Diluted	31,427	31,512	31,324	31,032	31,323

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•                  The decrease in revenue and net earnings in the third quarter of 2008 compared to the second quarter of 2008 was primarily a result of missing an expected product launch with a large wireless operator.

•                  The increase in net earnings in the fourth quarter of 2008 compared to the third quarter of 2008 was primarily a result of an unrealized foreign exchange gain of $18.4 million on Euros held in connection with the Wavecom acquisition and a reduction in income tax expense of $6.5 million as a result of reducing our valuation allowance on our current tax assets.

•                  The decrease in net earnings in the first quarter of 2009 compared to the fourth quarter of 2008 was a result of a decrease in revenue due to macro-economic headwinds in key markets and continued intense competition.  In addition, our net loss included Wavecom’s net loss of $3.0 million for the month of March, an unrealized foreign exchange loss of $15.7 million on Euros held in connection with the Wavecom acquisition, Wavecom transaction costs of $10.4 million, restructuring costs of $1.6 million, stock-based compensation of $2.0 million, acquisition related amortization of $2.2 million and integration costs of $0.3 million.

•                  The decrease in our net loss in the second quarter of 2009 compared to the first quarter of 2009 was a result of an increase in gross margin that resulted from product cost reductions and the addition of higher margin products from the acquisition of Wavecom, as well as a decrease in acquisition and financing costs and a foreign exchange gain.  These decreases to our net loss were partially offset by an increase in operating expenses due to the acquisition of Wavecom, restructuring costs and income tax expense.

•                  In the third quarter of 2009, our loss from operations decreased to $10.2 million from $16.2 million in the second quarter of 2009, primarily as a result of a decrease in restructuring and acquisitions costs.  Our operating expenses also decreased due partly to the impact of the restructurings that occurred in May 2009.

Our net loss increased to $7.6 million in the third quarter of 2009, compared to a net loss of $5.9 million in the second quarter of 2009 as a result of a decrease in foreign exchange gain, partially offset by a decrease in income tax expense.

•                  In the fourth quarter of 2009, our loss from operations and net loss decreased to $1.1 million and $2.7 million, respectively, compared to $10.2 million and $7.6 million, respectively, in the third quarter of 2009, primarily as a result of the reversal of purchase price amortization.  During the fourth quarter we received a third party valuation report and revised our estimates of the fair value of the identifiable assets acquired and liabilities assumed which resulted in the adjustment of our purchase price amortization of intangible assets.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”  “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Potential commoditization and saturation in certain markets;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Possible fluctuations in certain foreign currencies relative to the US dollar;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the year ended December 31, 2009, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 40% of our revenue.  In the year ended December 31, 2008, these same two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In the last three fiscal years, there have been two different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields, costs and quality;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada, the Euro primarily through our recent acquisition of Wavecom in Europe and the Australian dollar through sales to certain customers. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. Wavecom has significant revenue and costs denominated in Euro and certain of our product sales are denominated in Australian dollars, resulting in increased exposure to currency fluctuations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Continued difficult market conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the U.S. and we are particularly exposed to the downturns in the U.S. economy.  With our acquisition of Wavecom, we have a larger portion of our business based in Europe and will have increased exposure to the market conditions in Europe.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  If the resulting economic pressure on our customers causes them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, our revenues and profitability could decline, perhaps materially.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 19 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2009. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
February 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (“the Company”) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 10, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired Wavecom S.A. (“Wavecom”) during 2009, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, Wavecom’s internal control over financial reporting associated with total assets of $106,172,000 and total revenue of $119,607,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009.  Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of Wavecom.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 10, 2010

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

	Years ended December 31,
	2007	2008	2009
Revenue	$439,903	$567,308	$526,384
Cost of goods sold	316,761	410,611	353,931
Gross margin	123,142	156,697	172,453

Expenses:
Sales and marketing	22,220	32,684	52,804
Research and development, net (note 18)	43,048	54,060	80,821
Administration	15,378	20,567	32,990
Acquisition costs (note 3(a))	—	—	7,785
Restructuring (note 4)	—	—	20,605
Integration (note 5)	—	—	3,859
Amortization	3,920	4,814	11,313
	84,566	112,125	210,177
Earnings (loss) from operations	38,576	44,572	(37,724)
Foreign exchange gain (loss)	(411)	20,583	1,261
Other income (expense)	5,206	5,579	(4,399)
Earnings (loss) before income taxes	43,371	70,734	(40,862)
Income tax expense (note 17)	10,912	8,151	340
Net earnings (loss)	32,459	62,583	(41,202)
Net loss attributable to the non-controlling interest	—	—	(1,303)
Net earnings (loss) attributable to Sierra Wireless, Inc.	$32,459	$62,583	$(39,899)

Earnings (loss) per share (note 19):
Basic	$1.17	$2.00	$(1.29)
Diluted	$1.16	$2.00	$(1.29)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$63,258	$107,491
Restricted cash (note 16)	191,473	—
Short-term investments (note 6)	18,003	26,898
Accounts receivable, net of allowance for doubtful accounts of $6,504 (2008 — $1,989)	67,058	86,466
Inventories (note 7)	33,031	24,708
Deferred income taxes (note 17)	5,565	6,168
Prepaid expenses and other	6,233	14,039
	384,621	265,770

Fixed assets (note 8)	22,935	27,956
Intangible assets (note 9)	15,291	86,674
Goodwill (note 9)	33,013	95,064
Deferred income taxes (note 17)	2,296	1,794
Other assets (note 10)	4,230	7,261
	$462,386	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$38,631	$71,035
Accrued liabilities	47,568	54,419
Deferred revenue and credits	683	750
Current portion of long-term liabilities (note 11)	193	3,371
Current portion of obligations under capital leases (note 12)	—	293
	87,075	129,868

Long-term liabilities (note 11)	316	3,197
Obligations under capital leases (note 12)	—	245
Other long-term liabilities (note 11)	14,789	32,663
Deferred income taxes (note 17)	2,758	1,950

Shareholders’ equity:
Share capital (note 13)
Authorized
Unlimited number of common and preference shares with no par value
Common shares, 31,048,907 (2008 — 31,031,954) issued and outstanding	325,893	326,043
Treasury shares, at cost 1,086,652 (2008 — 121,022)	(1,487)	(6,442)
Additional paid-in capital	12,518	13,133
Retained earnings (deficit)	21,273	(18,626)
Accumulated other comprehensive loss	(749)	(37)
	357,448	314,071
Non-controlling interest in Wavecom S.A.	—	2,525
Total shareholders’ equity	357,448	316,596
	$462,386	$484,519

Commitments and contingencies (note 20)

See accompanying notes to consolidated financial statements.

/s/Jason W. Cohenour	/s/ /S. Jane Rowe
JASON W. COHENOUR	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars, except number of shares)

(Prepared in accordance with U.S. GAAP)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Balance December 31, 2006	25,708,331	$221,861	—	—	$3,240	138,696	$1,538	$(73,061)	$(746)	—	$152,832
Net income	—	—	—	—	—	—	—	32,459	—	—	32,459
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	419	—	419
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	18	—	18
Comprehensive income											32,896
Issued for acquisition (note 3(b))	1,309,880	17,597	—	—	—	—	—	—	—	—	17,597
Issued for cash (note 13)	3,800,000	85,120	—	—	—	—	—	—	—	—	85,120
Share issue costs (note 13)	—	(4,194)	—	—	—	—	—	—	—	—	(4,194)
Stock option tax benefit related to U.S. employees	—	—	—	—	1,292	—	—	—	—	—	1,292
Stock option exercises (note 13)	516,406	7,939	—	—	(3,340)	—	—	—	—	—	4,599
Stock-based compensation (note 14)	—	—	—	—	5,182	—	—	—	—	—	5,182
Balance December 31, 2007	31,334,617	328,323	—	—	6,374	138,696	1,538	(40,602)	(309)	—	295,324
Net income	—	—	—	—	—	—	—	62,583	—	—	62,583
Net unrealized gain (loss) on short-term investments	—	—	—	—	—	—	—	—	(21)	—	(21)
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	(419)	—	(419)
Comprehensive income											62,143
Common share cancellation (note 13)	(407,700)	(4,274)	—	—	—	—	—	(708)	—	—	(4,982)
Purchase of treasury shares for RSU distribution	—	—	174,508	(2,498)	—	—	—	—	—	—	(2,498)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Distribution of vested RSUs	—	—	(53,486)	1,011	(1,011)	—	—	—	—	—	—
Expiry of warrants (note 20(b)(iv))	—	—	—	—	1,538	(138,696)	(1,538)	—	—	—	—
Stock option tax benefit related to U.S. employees	—	—	—	—	57	—	—	—	—	—	57
Stock option exercises (note 13)	105,037	1,844	—	—	(821)	—	—	—	—	—	1,023
Stock-based compensation (note 14)	—	—	—	—	6,381	—	—	—	—	—	6,381

Balance December 31, 2008	31,031,954	325,893	121,022	(1,487)	12,518	—	—	21,273	(749)	—	357,448
Acquisition of non-controlling interest (note 3(a))	—	—	—	—	—	—	—	—	—	13,357	13,357
Exercise of Wavecom S.A. stock options	—	—	—	—	(2,751)	—	—	—	166	6,733	4,148
Subsequent tender offer and squeeze-out of Wavecom S.A. (note 3(a))	—	—	—	—	(1,647)	—	—	—	(93)	(17,829)	(19,569)
Issuance of Wavecom S.A. free shares	—	—	—	—	(1,568)	—	—	—	31	1,537	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(39,899)	—	(1,303)	(41,202)
Other comprehensive income (loss):
Reclassification adjustment for realized losses (gains) on investments	—	—	—	—	—	—	—	—	21	—	21
Foreign currency translation	—	—	—	—	—	—	—	—	587	30	617
Comprehensive loss											(40,564)
Purchase of treasury shares for RSU distribution	—	—	1,141,388	(6,417)	—	—	—	—	—	—	(6,417)

	Common Shares		Treasury Shares		Additional Paid-in	Warrants		Retained Earnings	Accumulated Other Comprehensive Income	Non- controlling
	Number	Amount	Number	Amount	Capital	Number	Amount	(Deficit)	(Loss)	Interest	Total
Distribution of vested RSUs	—	—	(175,758)	1,462	(1,462)	—	—	—	—	—	—
Stock option exercises (note 13)	16,953	150	—	—	(54)	—	—	—	—	—	96
Stock-based compensation (note 14)	—	—	—	—	8,097	—	—	—	—	—	8,097

Balance December 31, 2009	31,048,907	$326,043	1,086,652	$(6,442)	$13,133	—	$—	$(18,626)	$(37)	$2,525	$316,596

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Years ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net earnings (loss)	$32,459	$62,583	$(41,202)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	13,791	16,309	32,704
Stock-based compensation (note 14)	5,182	6,381	8,097
Non-cash restructuring and other	—	—	5,911
Tax benefit related to stock option deduction	1,292	57	—
Utilization of pre-acquisition tax losses	802	—	—
Deferred income tax	178	(3,842)	282
Loss (gain) on disposal	(13)	377	204
Gain on sale of investments	—	(565)	—
Unrealized foreign exchange loss (gain) on restricted cash	—	(18,416)	15,653
Unrealized foreign exchange loss on term loan (note 16(c))	—	—	1,215
Changes in operating assets and liabilities
Accounts receivable	(21,067)	14,759	20,175
Inventories	(2,493)	(8,043)	15,676
Prepaid expenses and other assets	(4,212)	248	3,888
Accounts payable	11,347	7,468	(1,301)
Accrued liabilities	11,816	8,668	(12,793)
Deferred revenue and credits	(244)	149	(810)
Net cash provided by operating activities	48,838	86,133	47,699

Cash flows from investing activities:
Business acquisitions, net of cash acquired of $139,785 (note 3)	(12,093)	(35)	(26,493)
Acquisition of OCEANE convertible bonds (note 3)	—	—	(104,767)
Decrease (increase) in restricted cash	—	(173,057)	175,820
Proceeds on disposal	52	2	155
Purchase of fixed assets	(10,286)	(19,653)	(13,296)
Increase in intangible assets	(1,307)	(3,025)	(6,543)
Purchase of long-term investments	(28,053)	(20,131)	—
Proceeds on sale of long-term investments	—	39,797	—
Purchase of short-term investments	(171,182)	(237,366)	(68,333)
Proceeds on maturity of short-term investments	126,826	313,775	59,560
Net cash provided by (used in) investing activities	(96,043)	(99,693)	16,103

Cash flows from financing activities:
Proceeds on issuance of term loan (note 16(c))	—	—	102,716
Repayment of term loan (note 16(c))	—	—	(103,931)
Financing costs	—	—	(3,971)
Issuance of common shares, net of share issue costs	85,525	1,023	96
Purchase of treasury shares for RSU distribution	—	(2,498)	(6,417)
Repurchase of common shares	—	(4,982)	—
Proceeds on exercise of Wavecom options	—	—	4,148
Decrease in long-term liabilities	(1,134)	(349)	(2,238)
Net cash provided by (used in) financing activities	84,391	(6,806)	(9,597)

Effect of foreign exchange on cash and cash equivalents	—	—	(9,972)

Net increase (decrease) in cash and cash equivalents	37,186	(20,366)	44,233
Cash and cash equivalents, beginning of year	46,438	83,624	63,258
Cash and cash equivalents, end of year	$83,624	$63,258	$107,491

Supplementary information (note 21)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2008 and 2009

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(Prepared in accordance with U.S. GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless solutions for the mobile computing and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with U.S. GAAP.

(a)  Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions. The ownership of the other non-controlling interest holders of consolidated subsidiaries is reflected as non-controlling interest and is not significant.

(b)  Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect revenue recognition and the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, as well as royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)   Foreign currency translation

Our functional or primary operating currency is the U.S. dollar.

For financial statements of operations whose functional currency is the U.S. dollar but the transactions are in currencies other than the U.S. dollar, the monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date, and the resulting exchange rate gains and losses are recognized in net earnings (loss).  The non-monetary assets denominated in a currency other than the U.S. dollar are translated at the historical exchange rate in effect on the date of the transaction.

The financial statements for operations whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, at historical rates for equity, and at average rates for revenues and expenses.  The accumulated unrealized translation gains and losses in these operations are recorded as a component of other comprehensive income (loss).

(d)  Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost. The carrying amounts approximate fair value due to the short maturities of these instruments.

Restricted cash is subject to certain contingent rights of third parties.

(e)   Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, how long the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)  Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	3—5 years
Research and development equipment	1—5 years
Production equipment	3—5 years
Tooling	1 1/2—3 years
Computer equipment	1—5 years
Software	1—5 years
Office equipment	3—5 years

We amortize leasehold improvements and leased vehicles on a straight-line basis over the shorter of the initial lease term or their useful lives.

Amortization of research and development equipment is included in research and development expense.  Amortization of tooling and production equipment is included in cost of goods sold.  All other amortization is included in amortization expense.

(h)  Intangible assets

The useful life of intangible assets is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the following: (i) expected use of the asset; (ii) useful life of a related intangible asset; (iii) any legal, regulatory or contractual provisions that limit the useful life; (iv) any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions; (v) the effects of obsolescence, demand, competition and other economic factors; (vi) the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

The amortization policies with regard to specific intangible assets are as follows:

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years.

Intellectual property, in-process research and development, customer relationships and databases

Consideration paid for intellectual property, in-process research and development (“IPRD”), customer relationships and databases is amortized on a straight-line basis over three to nine years.

Backlog

Consideration paid for backlog is amortized on a straight-line basis over one year.

Non-compete covenants

Consideration paid for non-compete covenants is amortized over the term of the agreement.

(i)   Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized, and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(j)    Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(k)  Income taxes

We account for income tax uncertainties in accordance with the asset and liability approach.  Under this approach, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the windfall tax benefits associated with the exercise of stock options by U.S. employees to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces U.S. taxes payable and all U.S. loss carryforwards have been utilized.

(l)   Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  If there is a change in these estimates, we adjust our accrual accordingly.  Warranty costs are included in accrued liabilities in our consolidated balance sheet.

(m)  Market development costs

We accrue for co-operative advertising costs upon the later of the recognition date of the related revenue or the date at which the co-operative advertising is available. Market development costs are recorded in sales and marketing expense.

(n)  Stock-based compensation

We measure the fair value of share-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model and recognize this cost over the employee’s requisite service period using the straight line method.  Stock-based compensation is described further in note 14.

(o)  Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(p)  Research and development

We expense research and development costs as they are incurred. Certain software development costs for costs associated with the development of computer software to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(q)  Financial instruments

We measure certain financial instruments and other items at fair value.  Unrealized gains and losses on items for which the fair value option have been elected are reported in earnings.  Upon adoption of this policy on January 1, 2008, we did not elect to apply the fair value option to any of our eligible instruments; therefore there was no impact on our consolidated financial statements.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•                  Level 1 inputs are quoted market prices for identical instruments are available in active markets.

•                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.  If the asset or liability has a contractual term, the input must be observable for substantially the full term.  An example includes quoted market prices for similar assets or liabilities in active markets.

•                  Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

(r)   Derivatives

We use derivatives, such as foreign currency forward and option contracts, to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).

(s)   Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(t)   Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had in-the-money outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method. Under the treasury stock method, the number of dilutive shares, if any, are determined by the proceeds from the exercise price of the options, the amount of unrecognized stock-based compensation, the estimated tax benefit that would be recognized when the options by U.S. employees are exercised, and the average market price of the shares for the period, that could be used to repurchase stock during the reporting period.

(u)  Comprehensive income (loss)

We report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(v)   Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)  Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(x)   Recent accounting pronouncements

In October 2009, a new accounting policy regarding accounting for multiple-deliverable revenue arrangements was introduced.  Under this policy, arrangement consideration will be allocated at the inception of each arrangement to all deliverables using the relative selling price method if the delivered items have a value on a standalone basis and there is no general right of return.  This policy will also apply to products containing software and non-software components where the components function together to deliver the product’s overall functionality and sales of tangible product without the software are infrequent.  The selling price hierarchy to be used to separate multiple-deliverable arrangements will be as follows: (i) vendor-specific objective evidence if available (ii) third party evidence if vendor-specific objective evidence is not available, or (iii) estimated selling price if neither (i) nor (ii) is available.  In addition, disclosure of multiple-deliverable arrangements will be significantly expanded to include a description of each type of multiple-deliverable arrangement, significant deliverables of those arrangements, general timing of performance of the deliverables, significant factors used or assumptions made to determine the selling prices and the timing of revenue recognition for each unit. This policy will be adopted prospectively for new or materially modified contracts on or after January 1, 2011. The impact that this policy will have on our consolidated financial statements, if any, is not yet determinable.

In September 2009, we adopted a new accounting policy used to determine the fair value of liabilities.  Under this policy, if a quoted price in an active market for an identical liability does not exist, the fair value will be determined using one or more of the following techniques: (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset, (ii) a valuation technique that uses quoted prices of similar liabilities when traded as assets, or (iii) another valuation technique such as the income approach or market approach.  The adoption of this policy did not have a material impact on our consolidated financial results.

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) launched its Accounting Standards Codification (“Codification”), which is now the single source of authoritative non-governmental U.S. GAAP.  Rules and interpretive releases of the Securities Exchange Commission (“SEC”) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009, and has been adopted in these financial statements.

In May 2009, we adopted a new accounting policy for subsequent events such that a subsequent event will be recognized if it provides additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing the financial statements.  If the event does not provide evidence about a condition that did not exist at the balance sheet date and arose after such date and before the statements are issued, then the event will be disclosed accordingly. The adoption of this policy did not have a material impact on our consolidated financial results.

In April 2009, we adopted a new policy to disclose the fair value for all financial instruments that are practicable to estimate, whether recognized or not, in both our annual and interim financial statements. In addition, carrying values and disclosure of the method and significant assumptions used to derive the fair values may also be disclosed. These disclosure requirements have been adopted in note 16(a).

Effective January 1, 2009, we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. Other key terms of this policy include the following: (i) acquisition-related expenses and restructuring costs are recognized separately from the acquisition and expensed as incurred; (ii) in-process research and development costs are capitalized at fair value as intangible assets; (iii) any negative goodwill is recognized through the income statement on the date of acquisition; (iv) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recognized as a component of provision for taxes; and (v) disclosure will be made to enable the evaluation of the nature and financial effects of the business combination. We have applied this policy to our acquisition of Wavecom, see note 3(a).  The adoption of this policy resulted in the expensing of Wavecom acquisition-related costs of $7,785 in 2009, of which $2,770 that was deferred at December 31, 2008.

Effective January 1, 2009, we adopted a new policy to account for and disclose non-controlling interests.  This policy includes the following: (i) presentation of non-controlling interest in the equity section of the balance sheet, but separate from shareholders’ equity; (ii) clear definition of net income attributable to the parent and non-controlling interests on the income statement; (iii) disclosure of all changes in the parent’s ownership interest; (iv) when a subsidiary is deconsolidated the gain/loss on deconsolidation is based on the fair value, not the carrying value, of the investment; and (v) sufficient disclosure to distinguish between interests of the parent and the non-controlling interests. These provisions have been applied to the non-controlling interest acquired with the acquisition of Wavecom, see notes 3(a) and 15.

Effective January 1, 2009, we adopted a new disclosure policy for derivative instruments and hedging activities.   This policy requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for, and the effects of derivative instruments and related hedged items on financial position, financial performance and cash flows.  These disclosure requirements have been adopted in note 16(e).

Effective January 1, 2009, we adopted a new policy to determine the useful life of intangible assets, other than goodwill.  The useful life of a recognized intangible asset is to be the period over which the asset will contribute to our expected future cash flows. Consideration will be given to the period of expected cash flows used to measure the fair value of the recognized intangible asset, and our historical experience with regard to the renewal of extension of terms in similar arrangements. Disclosure will be made of the amortization period and any key terms or assumptions with regard to renewal or extension terms. These provisions have been applied to determine the useful lives of the intangible assets acquired with the acquisition of Wavecom, see note 3(a).

Effective January 1, 2009, we adopted a new policy to account for pre-acquisition contingencies.  If the fair value of an acquired contingency can be determined during the measurement period, the asset acquired or liability assumed is to be initially recognized and measured at fair value on the acquisition date.  If the fair value of the acquired contingency cannot be determined during the measurement period, it is recognized if it is probable that the asset existed or liability was incurred at the acquisition date, and the amount can be reasonably estimated. Note disclosure for contingencies related to each acquisition is to include the amounts, measurement basis and nature of acquired contingencies, as well as disclosure of unrecognized contingencies. The pre-existing legal proceedings from our acquisition of Wavecom are disclosed in note 20(d).

3.              Acquisitions

(a)       Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218,000.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom, for cash consideration of $144,859 (€113,508) and $104,767 (€82,093), respectively.  During March 2009, we purchased 160,643 shares on the open market for cash consideration of $1,850 (€1,365), resulting in the acquisition of 85.34% of the outstanding shares.  Following a statutory re-opening of the tender offer, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% for cash consideration of $11,817 (€8,908).  On April 29, 2009, we completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out for cash consideration of $7,752 (€5,851).  The Wavecom shares and OCEANEs have been delisted from Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

The goodwill of $56,911 arising from the acquisition results from the expectation that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia. All of the goodwill was assigned to the Wavecom segment.  Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The results of Wavecom have been included in our consolidated financial statements from February 27, 2009 and include revenue of $119,607 and net loss attributable to Sierra Wireless, Inc. of $43,758.

Wavecom acquisition and financing costs recognized of $11,756 were expensed as follows: $7,785 in acquisition costs and $3,971 in other income (expense).

We have obtained a third party review of the valuation of the assets acquired and liabilities assumed.  The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and marketable securities	$139,785
Other current assets	51,753
Property and equipment	9,916
Intangible assets	71,354
Goodwill	56,911
Other long-term assets	5,231
Deferred income tax	1,110
Total assets acquired	336,060

Current liabilities	52,284
OCEANE convertible bonds	104,870
Capital lease obligations	657
Long-term liabilities	462
Other long-term liabilities	17,645
Deferred income tax	76
Non-controlling interest	13,357
Net assets acquired	$146,709

The fair value of the non-controlling interest at February 27, 2009 of $13,357 was based on the fair market price determined in the tender offer of $10.85 (€8.50) per ordinary share (see also note 15).

The following table presents details of the estimated purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	3-6	30,510
In-process research and development	3-9	18,425
Customer relationships	5	16,387
Brand portfolio	5	3,295
Non-compete covenant	2	2,737
Total purchased intangible assets		$71,354

Pro forma information

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2007.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2007 or that may be obtained in the future.  If the acquisition of Wavecom had occurred as of January 1, 2007, the pro forma operating results would have been as follows:

	2007	2008	2009
Revenue	$713,745	$757,808	$542,657
Net earnings (loss) attributable to Sierra Wireless, Inc.	23,360	(6,601)	(56,372)
Diluted earnings (loss) per share	$0.75	$(0.21)	$(1.80)

See note 20(d) for pre-acquisition legal proceedings related to Wavecom.

(b)  AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc. (“SWAS”), and on December 31, 2007, SWAS was merged into Sierra Wireless America, Inc. (“SWA”), with SWA being the surviving corporation.  The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,235, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,638.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$8,978
Property and equipment	251
Intangible assets	11,980
Goodwill	14,389
Deferred income tax	4,193
Total assets acquired	39,791

Current liabilities	4,363
Long-term deferred income tax liability	4,193
Net assets acquired	$31,235

Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$450
Intellectual property	5	2,550
Customer relationships	5	8,980
Total purchased intangible assets		$11,980

The following pro forma information presents our operating results by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2007.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2007 or that may be obtained in the future.  If the acquisition of AirLink had occurred as of January 1, 2007, the pro forma operating results would have been as follows:

2007
Revenue	$451,333
Net earnings	30,978
Diluted earnings per share	$1.08

4.              Restructuring and other charges

(a)  May 2009 Restructuring

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom with Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the Sierra Wireless location in Carlsbad, California.  As a result, a facilities restructuring charge of $1,318 was recognized in the fourth quarter of 2009, which excludes the abandoned leasehold improvements and other furniture and equipment of $240 that is recorded in amortization.  The cost reduction initiatives related to the workforce reduction are expected to be substantially completed by the first quarter of 2010.  The current and long-term portions of the facilities restructuring of $455 and $760, respectively, is expected to be substantially paid by 2014.

(b)  January 2009 Restructuring

In January 2009, we implemented an expense reduction program to reduce labor costs.  We reduced our workforce by 56 employees, all of whom were terminated in the first quarter of 2009.  The total workforce reduction charges of $1,622 include $501 for accelerated stock-based compensation and the remainder represents severance and benefits associated with the terminated employees. The liability related to this program was substantially paid by the end of the third quarter of 2009.

(c)   Wavecom Restructuring

In October 2008, prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and 2 positions remaining to be phased out in the second quarter of 2010.  The restructuring charge includes $4,260 related to the exit of a portion of our building in France and excludes the impairment of leasehold improvements of $93 that is recorded in amortization. The remaining liability related to the workforce reduction is expected to be substantially paid by the first quarter of 2010.  The current and long-term portions of the facilities restructuring of $2,315 and $912, respectively, are expected to be substantially paid by July 2011.

(d)       Prior Restructurings

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.

Of the facilities restructuring liability outstanding at December 31, 2009, $130 (2008 — $166) is from the 2005 restructuring and $267 (2008 — $343) arises from prior restructurings.  The current and long-term portions of the facilities restructuring are $206 and $191, respectively (2008 — $193 and $316).

The following tables summarize the changes to the restructuring provisions at December 31, 2009 and December 31, 2008:

May 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$3,897	$1,318	$5,215	$5,215	$240
Cash payments	(2,669)	(103)	(2,772)	—	—
Non-cash stock-based compensation	(404)	—	(404)	—	—
Foreign exchange	387	—	387	—	—
Balance at December 31, 2009	$1,211	$1,215	$2,426	$5,215	$240

January 2009 Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Period charges	$1,622	$—	$1,622	$1,622	$—
Cash payments	(1,089)	—	(1,089)	—	—
Non-cash stock-based compensation	(501)	—	(501)	—	—
Balance at December 31, 2009	$32	$—	$32	$1,622	$—

Wavecom Restructuring	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at acquisition	$595	$—	$595	$—	$—
Period charges	9,555	4,260	13,815	13,815	93
Cash payments	(6,246)	(993)	(7,239)	—	—
Revisions to prior accruals	(47)	—	(47)	(47)	—
Foreign exchange	61	(40)	21	—	—
Balance at December 31, 2009	$3,918	$3,227	$7,145	$13,768	$93

Prior Restructurings	Workforce Reduction	Facilities	Total	Restructuring Charge	Impairment Charge
Balance at December 31, 2007	$—	$858	$858	$—	$—
Cash payments	—	(141)	(141)	—	—
Revisions to prior accruals	—	(208)	(208)	—	—
Balance at December 31, 2008	—	509	509	—	—
Cash payments	—	(284)	(284)	—	—
Revisions to prior accruals	—	172	172	—	—
Balance at December 31, 2009	$—	$397	$397	$—	$—

Total provision balances, December 31, 2009	$5,161	$4,839	$10,000
Total charges for the year ended December 31, 2009				$20,605	$333

5.              Integration costs

During 2009, we incurred integration costs related to the acquisition of Wavecom of $3,859 (2008 — nil; 2007 — nil), which included the cost of employees retained for integration activities, related travel expenses and consulting fees.

6.              Short-term investments

Investments, all of which are classified as available-for-sale, were comprised of government treasury bills and securities.  Our outstanding short-term investments have contractual maturities ranging from three to eleven months from the date of purchase.

7.              Inventories

	2008	2009
Electronic components	$7,942	$10,932
Finished goods	25,089	13,776
	$33,031	$24,708

8.              Fixed assets

	2009
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,486	$3,226	$1,260
Research and development equipment	29,785	18,833	10,952
Tooling	32,711	24,730	7,981
Computer equipment	6,444	4,409	2,035
Software	7,208	5,371	1,837
Leasehold improvements	6,129	4,019	2,110
Leased vehicles	753	328	425
Office equipment	2,734	1,378	1,356
	$90,250	$62,294	$27,956

	2008
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$4,102	$2,881	$1,221
Research and development equipment	20,420	13,271	7,149
Tooling	27,529	17,754	9,775
Computer equipment	5,047	3,411	1,636
Software	5,679	4,665	1,014
Leasehold improvements	4,503	2,757	1,746
Office equipment	1,005	611	394
	$68,285	$45,350	$22,935

9.              Goodwill and intangible assets

Goodwill of $95,064 (2008 — $33,013) primarily relates to the February 2009 acquisition of Wavecom (note 3(a)), the May 2007 acquisition of AirLink (note 3(b)) and the August 2003 acquisition of AirPrime, Inc.

Annual impairment tests for goodwill have been performed, which resulted in no impairment loss.  We determined that we had two reporting units as of December 31, 2009.  We assessed the realizability of goodwill related to each of the reporting units during the fourth quarter of 2009 and determined that the fair value exceeded the carrying amount for each reporting unit.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value for each reporting unit with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2009 or 2008.

The components of intangible assets at December 31, 2009 and 2008 are as follows:

	2009
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$10,494	$3,213	$7,281
Licenses	54,751	17,849	36,902
Intellectual property	6,856	5,558	1,298
Customer relationships	27,856	8,569	19,287
Non-compete	3,064	1,277	1,787
In-process research and development	20,631	512	20,119
Databases	150	150	—
Backlog	450	450	—
	$124,252	$37,578	$86,674

	2008
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$6,214	$2,105	$4,109
Licenses	15,195	11,977	3,218
Intellectual property	6,856	5,029	1,827
Customer relationships	9,920	3,783	6,137
Databases	150	150	—
Backlog	450	450	—
	$38,785	$23,494	$15,291

The estimated aggregate amortization expense for each of the next five years is expected to be an average of $15,078 per year.

10.       Other assets

Other assets include a bank guarantee to secure annual lease payments on the office premises in Issy-les-Moulineaux, France of $6,311 (2008 — nil).  The guarantee is to be renewed annually until the end of the lease term in July 2011.  Also included in other assets is the long-term portion of a prepaid royalty of $950 (2008 — nil).  The 2008 balance of $4,240 related to deferred Wavecom acquisition and financing costs.

11.       Long-term liabilities

	2008	2009
Facilities restructurings (note 4)	$509	$4,839
TPC liability (note 20(b)(iv))	—	1,729
Less: current portion of long-term liabilities	193	3,371
	316	3,197
Other long-term liabilities	14,789	32,663
	$15,105	$35,860

Other long-term liabilities include the long-term portions of accrued royalties of $23,305 (2008 — $9,392) and marketing development funds of $9,358 (2008 — $5,397).

12.       Obligations under capital lease

Future minimum lease payments under capital leases at December 31, 2009 are as follows:

2010	$310
2011	157
2012	88
2013	10
565
Less: amount representing interest	(27)
538
Less: current portion	(293)
Long-term portion	$245

13.       Share capital

Share repurchase program

On May 21, 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Market (“Nasdaq”).

During the year ended December 31, 2008, 407,700 common shares were purchased for an aggregate purchase price of $4,982 and subsequently cancelled.  The amount paid to acquire the shares over and above the average carrying value was charged to retained earnings.  No additional shares were purchased during the term of the Bid and on May 25, 2009, the Bid terminated.

Public offering

On October 2, 2007, we closed our bought deal common share offering (the “Offering”) of 3,500,000 common shares at a price of U.S.$22.40 per share.  Under the Offering, which included 300,000 shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 3,800,000 common shares from treasury.  Gross proceeds of this Offering were $85,120 less share issue costs of $4,194, for net proceeds of $80,926.

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at December 31, 2009, stock options exercisable into 946,803 common shares are available for future allocation under the Plan.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year term.

Stock option activity since December 31, 2006 is presented below:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining	Aggregate Intrinsic
	Shares	Cdn.$	U.S.$	Contractual Life	Value
				In Years	U.S.$
Outstanding, December 31, 2006	1,971,772	16.64	14.22	3.0	5,581
Granted	586,650	20.72	19.16
Exercised	(516,406)	9.53	8.81		5,871
Forfeited	(114,696)	25.17	23.27
Outstanding, December 31, 2007	1,927,320	18.01	18.19	2.7	2,385
Granted	574,674	15.73	14.96
Exercised	(105,037)	9.94	9.45		599
Forfeited	(165,987)	18.48	17.57
Outstanding, December 31, 2008	2,230,970	19.68	16.13	2.5	—
Granted	502,414	4.97	4.05
Exercised	(16,953)	6.01	5.57		54
Forfeited	(558,343)	25.71	21.47
Outstanding, December 31, 2009	2,158,088	13.51	12.83	2.5	3,246

December 31,	Exercisable, end of year	Aggregate Intrinsic Value
2007	877,198	1,372
2008	1,132,244	—
2009	1,188,034	204

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option.

The following table summarizes the stock options outstanding at December 31, 2009:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Contractual	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Exercise Prices	Options	Life	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
		In years
$3.98 – $9.52 (Cdn.$4.19 – Cdn.$10.00)	591,413	3.4	5.43	5.16	107,433	9.38	8.91
$9.53 – $14.29 (Cdn.$10.01 – Cdn.$15.00)	536,105	1.0	13.19	12.53	505,242	13.19	12.52
$14.30 – $19.05 (Cdn.$15.01 – Cdn.$20.00)	862,570	2.8	17.56	16.67	467,950	17.80	16.90
$19.06 – $27.63 (Cdn.$20.01 – Cdn.$29.10)	168,000	2.4	22.13	21.01	107,409	22.10	20.98
	2,158,088	2.5	13.51	12.83	1,188,034	15.47	14.68

The options outstanding at December 31, 2009 expire between January 14, 2010 and May 5, 2014.

Employee stock purchase plan

On March 31, 2009, we terminated our employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) that enabled eligible employees and directors to acquire common shares over the facilities of the TSX and Nasdaq. In 2009, participants purchased a total of 10,734 (2008 — 36,183; 2007 — 16,806) common shares at a weighted-average price of $5.51 (2008 — $12.27; 2007 — $18.00) per share.

Restricted stock plans

During 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees purchase the common shares over the facilities of the TSX and Nasdaq.  The trust funds are variable interest entities and are included in these consolidated financial statements as treasury stock.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs are settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.

The following table summarizes the RSU activity since the inception of the RSPs:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual	Aggregate Intrinsic
	RSUs	Cdn.$	U.S.$	Life	Value
				In years	U.S.$
Outstanding, December 31, 2006	—	—	—
Granted	160,500	21.07	19.50
Outstanding, December 31, 2007	160,500	21.07	19.50	2.4	2,383
Granted	205,048	15.95	15.80
Vested	(53,486)	21.25	19.50		862
Outstanding, December 31, 2008	312,062	19.61	16.08	1.9	1,819
Granted	842,131	5.08	4.18
Vested	(175,758)	16.54	14.01		1,186
Forfeited	(2,551)	17.18	14.43
Outstanding, December 31, 2009	975,884	6.88	6.53	1.9	10,349

Warrants

On December 30, 2003, warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 20(b)(iv)) for the purchase of 138,696 of our common shares at Cdn. $20.49 per share.  These warrants had a five-year term, and on December 30, 2008 they expired unexercised.

14.       Stock-based compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option plan and restricted stock plans as follows:

	2007	2008	2009
Cost of goods sold	$488	$545	$552
Sales and marketing	906	1,511	1,411
Research and development	920	1,199	1,215
Administration	2,868	3,126	3,131
Restructuring	—	—	905
Integration	—	—	42
Stock-based compensation expense	$5,182	$6,381	$7,256

As of December 31, 2009, the unrecognized stock-based compensation costs related to non-vested stock options and RSUs were $4,412 and $3,812, respectively (2008 — $6,314 and $3,185; 2007 — $8,688 and $2,372) which are expected to be recognized over a weighted average period of 1.9 and 1.7 years, respectively (2008 — 2.4 and 1.8 years; 2007 — 1.4 and 1.3 years).

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  The expense recognized in our consolidated statement of operations for the year ended December 31, 2009 was $3,267 (2008 — $1,888; 2007 — $585).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted in 2009 was $1.89 (2008 — $7.01; 2007 — $10.10) using the following assumptions:

	2007	2008	2009
Expected dividend yield	0	0	0
Expected stock price volatility	63%	54%	57%
Risk-free interest rate	4.20%	3.11%	1.84%
Expected life of options	4 years	4 years	4 years
Estimated forfeiture rate	3.50%	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Wavecom stock option, warrant plans and free shares

Prior to our acquisition of Wavecom, Wavecom granted founders’ warrants and stock options to its employees, stock options to employees of its subsidiaries, warrants to some members of its board of directors and free shares to its employees of its subsidiaries.  Under the terms of the plans, the options and warrants give the right to purchase one share of Wavecom per option or warrant at an exercise price based either on the stock market price of Wavecom shares on the grant date, or on the average stock market price of Wavecom shares over the twenty trading days prior to the date of grant (in accordance with French Law).  The stock-based compensation related to the pre-acquisition Wavecom plans recognized in the Consolidated Statements of Operations is as follows:

2009
Cost of goods sold	$11
Sales and marketing	150
Research and development	218
Administration	462
$841

The unrecognized stock-based compensation for the grants under the plans that existed prior to the acquisition of Wavecom is $96 (€67), which is expected to be recognized by the end of 2012.

15.       Non-controlling interest

The non-controlling interest represents shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered non-controlling interest.

The following table summarizes the effects of changes in our ownership interest of Wavecom on our equity:

	2007	2008	2009
Net income (loss) attributable to Sierra Wireless	$32,459	$62,583	$(39,899)
Transfer (to) from the non-controlling interest
Decrease in paid-in capital for issuance of Wavecom shares on exercise of stock options	—	—	(2,751)
Decrease in paid-in capital for purchase of Wavecom shares in subsequent tender and squeeze-out	—	—	(1,647)
Increase in paid-in capital for issuance of Wavecom shares on issuance of free shares	—	—	(1,568)
Net transfers (to) from the non-controlling interest	—	—	(5,966)
Change from net loss attributable to Sierra Wireless and transfers (to) from non-controlling interest	$32,459	$62,683	$(45,865)

16.       Financial instruments

(a)         Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short-term investments are carried at fair market value, their book value as at December 31, 2009 was $26,898 (2008 — $18,024). Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

(b)         Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2009, two customers individually accounted for more than 10% of our revenue and, in aggregate, these two customers represented 40% of our revenue. In fiscals 2008 and 2007, these same two customers individually accounted for more than 10% of our revenue and, in aggregate, represented 53% and 44% of our revenue, respectively.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper, if any, is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations related to our facilities restructuring that are denominated in Canadian dollars. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars. A portion of our European revenues are paid in Euros and this rate has fluctuated substantially during 2009.  We mitigate this risk using those Euros to pay obligations denominated in Euros and by converting to U.S. dollars on an as needed basis. During the year ended December 31, 2009, we recorded an unrealized foreign exchange loss of $15,653 (2008 — gain of $18,416) on the restricted cash of €136,766 ($191,473) held for the Wavecom tender offer and an unrealized foreign exchange loss of $1,215 on the payment of the term loan related to the acquisition of Wavecom.

We are generating an increasing portion of our revenue from sales to customers outside of North America including Europe, the Middle East and Asia.  We expect increased exposure to Euro fluctuations due to the acquisition of Wavecom. Wavecom, whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. To manage our foreign currency risks, we may enter into more such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

(c)          Credit facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10,000 that bore interest at prime per annum.  No amount was drawn under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218,000, was used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136,766 and  a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218,000 issued under the Term Facility.  On February 26, 2009, we borrowed €80,473 under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115,365 of our cash that secured the Term Facility and the letter of credit was reduced from €218,000 to €22,162.  The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80,473 under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55,000, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55,000 to $10,000.  Since December 1, 2008, we have not drawn on any amount under the Revolving Facility.

At December 31, 2009, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

(d)         Letters of credit

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated on November 25, 2008.

On December 1, 2008, we drew a letter of credit in the amount of €218,000, which was issued under the €218,000 secured Term Facility to facilitate our acquisition of Wavecom.  As of the completion of the squeeze-out of Wavecom shares, the letter of credit was reduced to nil and the Term Facility was no longer available.

(e)          Derivatives

Wavecom, whose functional currency is the Euro, uses derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars. The fair value of these financial instruments is determined using published exchange rates to calculate the price that would be received to sell the asset or paid to transfer the liability related to the contracts.  Accordingly, these foreign exchange contracts are classified in Level 2 of the fair value hierarchy. These instruments are recorded at fair value on the balance sheet in prepaid expenses and other.  At December 31, 2009, there were no cash flow hedges. All derivatives that were outstanding at December 31, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

The following table presents the fair value of the derivative financial instruments at December 31, 2009:

	Notional Amount	Fair Value
Fair value of forward and option contracts selling U.S. dollars against Euros:	$11,600	€53

The net foreign currency exposure related to Wavecom’s assets and liabilities as of December 31, 2009, which are denominated in foreign currencies and then converted to Euros, are as follows:

	U.S. Dollars	Other Currencies
Assets	€11,031	€265
Hedging of assets in foreign currencies (balance sheet)	8,112	—
Net assets after hedging	€2,919	€265

Liabilities	€4,124	€93
Hedging of liabilities in foreign currencies (balance sheet)	—	—
Net liabilities after hedging	€4,124	€93

17.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2008	2009
Deferred tax assets
Fixed assets	$2,407	$8,052
Loss carryforwards	6,149	65,467
Capital loss carryforwards	1,251	1,826
Scientific research and development expenses	3,782	17,265
Share issue costs	535	423
Reserves and other	9,956	29,852
Total gross deferred tax assets	24,080	122,885
Deferred tax liability
Acquired intangibles	2,758	23,659
Total net deferred tax assets	21,322	99,226
Less valuation allowance	16,219	93,214
Net deferred tax assets	$5,103	$6,012

In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2009, we have approximately $8,750 of capital loss carry-forwards for Canadian tax purposes that are available, indefinitely, to be deducted against future Canadian taxable capital gains. As well, we have approximately $57,150 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $32,289 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2010 until 2029.

In addition, at December 31, 2009, net operating loss carry-forwards for our foreign subsidiaries were $12,104 for U.S. income tax purposes that expire in various amounts commencing in 2020 through 2029, $159,900 for French income tax purposes, $13,011 for Hong Kong income tax purposes, $66 for Brazil income tax purposes and $611 for German income tax purpose.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of these net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  Tax loss carryforwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

We have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at December 31, 2009 were $7,754 (2008 — $9,344).  Of this total, $7,617 (2008 — $9,344) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.  We recognize potential interest and penalties related to income tax matters in income tax expense.  As at December 31, 2009, we have accrued $1,135 (2008 — $1,956) for interest and penalties.  Tax years ranging from 2003 to 2008 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil and Luxembourg.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2007	2008	2009
Combined Canadian federal and provincial income taxes at expected rate of 30.00% (2008 — 31.00%, 2007 — 34.12%)	$14,798	$21,927	$(11,989)
Permanent and other differences	(492)	1,063	(8,969)
Change in tax legislation	—	—	(20,839)
Change in valuation allowance	(7,526)	(30,694)	42,801
Change in statutory tax rate and foreign tax rate	2,379	1,353	(1,759)
Stock based compensation expense	951	1,356	1,095
Pre-acquisition loss not previously recognized	802	—	—
Foreign exchange gain adjustment	—	13,146	—
	$10,912	$8,151	$340

Our provisions for income taxes consist of the following:

	2007	2008	2009
Current
Canadian	$—	$—	$—
Foreign	12,096	11,993	—
Total current	12,096	11,993	—
Deferred
Canadian	—	—	(1,910)
Foreign	(1,184)	(3,842)	2,250
Total deferred	(1,184)	(3,842)	340
Income tax expense	$10,912	$8,151	$340

Reconciliation of unrecognized tax benefits

	2007	2008	2009
Unrecognized tax benefits, opening balance	$2,240	$4,085	$9,344
Gross increases — tax positions in prior period	1,306	3,369	237
Gross increases — tax positions in current period	539	1,890	(1,827)
Unrecognized tax benefits, ending balance	$4,085	$9,344	$7,754

18.       Research and development

	2007	2008	2009
Gross research and development	$38,872	$48,296	$82,891
Government research and development repayments (recovery) (note 20)	4,176	5,764	(754)
Government research and development tax credits	—	—	(1,316)
	$43,048	$54,060	$80,821

19.       Earnings (loss) per share

The weighted-average numbers of shares outstanding (in thousands) used in the computation of earnings (loss) per share are as follows:

	2007	2008	2009
Weighted-average shares used in computation of basic earnings per share	27,696	31,254	31,035
Weighted-average shares from assumed conversion of dilutive options	260	69	—
Weighted-average shares used in computation of diluted earnings per share	27,956	31,323	31,035

In 2009, all potential dilutive options were anti-dilutive due to the loss.

20.       Commitments and contingencies

(a)         Operating leases

We lease equipment and premises with minimum future lease payments at December 31, 2009 as follows:

2010	$10,933
2011	6,513
2012	1,568
2013	1,485
2014	1,457
Thereafter	578
$22,534

(b)         Contingent liability on sale of products

(i)                      Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)                   We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)                Under certain research and development funding agreements, we are contingently liable to repay up to $3,167. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)               Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2009 and 2008 we claimed nil. As of June 30, 2008, the repayable funding had been fully expensed.  During the year ended December 31, 2009, we expensed nil (2008— 2,806; 2007 — $4,139) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants were exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. On December 30, 2008, the warrants expired unexercised.

In March 2004, we entered into a second agreement with TPC under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement was effective April 2003. Given the termination of the Voq professional phone initiative in the second quarter of 2005, no costs have been claimed under this agreement since June 2005.  A total of Cdn. $4,558 was funded by TPC for eligible development activity prior to the termination of the Voq initiative.  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn. $16,455 by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In addition, all or part of the contribution was repayable upon the occurrence of certain prescribed events of default, including material breach or insolvency.  During the year ended December 31, 2009, we have recorded, in research and development expense, the repayment of nil (2008 — $2,957; 2007 — $37).  In March 2009, we signed an amended agreement under which we will pay a total of $2,155 (Cdn. $2,500), with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  In the year ended December 31, 2009, we repaid $394 (Cdn. $500) (2008 — nil).  We had previously accrued the royalty repayments and as a result of the amended agreement, in the year ended December 31, 2009, we have reversed accruals in research and development expense totaling $753 (Cdn. $957).

(v)                   We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2007	$4,656
Provisions	11,118
Expenditures	(11,809)
Balance, December 31, 2008	3,965
Acquisition of Wavecom (note 3(a))	791
Provisions	6,050
Expenditures	(6,176)
Balance, December 31, 2009	$4,630

(c)          Other commitments

We have entered into purchase commitments totalling approximately $109,421 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2010 and March 2010.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)         Legal proceedings

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co. (“HP”), Panasonic Corporation (“Panasonic”), General Dynamics Itronix Corporation (“GD”) and Fujitsu America and Fujitsu Japan (“Fujitsu”).  The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July, 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court entered a verdict of patent non-infringement and invalidity.  In February, 2010, DNT LLC filed a motion for a new trial or in the alternative for an amended judgment.  While we believe that this motion will be unsuccessful, we intend to vigorously defend the motion.  DNT LLC has indicated its intention to file an appeal from the Court’s verdict.  While we believe that the appeal, if any, will be unsuccessful, we intend to vigorously defend against the appeal.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including HP.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2,000 for products sold by Wavecom, Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom, Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1,500 to be determined at trial.  On the other claims, Continental has requested damages in excess of $10 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

21.       Supplementary information

	2007	2008	2009
(a) Cash flow information:
Cash received
Interest	$5,019	$6,330	$745
Income taxes	10	13	921
Cash paid for
Interest	—	—	874
Income taxes	5,592	8,492	4,435
Non-cash financing activities
Issuance of common shares on acquisition (note 3(b))	17,597	—	—

(b) Allowance for doubtful accounts:
Opening balance	$1,867	$1,939	$1,989
Acquisition of Wavecom (note 3(a))	—	—	4,120
Bad debt expense	342	269	721
Write offs and settlements	(270)	(219)	(776)
Foreign exchange	—	—	450
Closing balance	$1,939	$1,989	$6,504

(c) Other:
Rent expense	$2,393	$3,699	$10,705
Foreign exchange gain (loss)	(411)	20,017	1,261

22.       Segmented information

We operate in the wireless communications solutions industry and senior management makes decisions about allocating resources based on the following reportable segments:

•                  Mobile computing segment is comprised of:

(a)          Mobile computing — includes our AirCard branded PC cards and USB modems that are developed and sold to wireless operators around the world, as well as embedded wireless solutions that are used by a wide range of original equipment manufacturers to wirelessly enable their products and solutions.

(b)         Machine-to-machine — includes our rugged mobile and M2M gateway solutions that consist of intelligent modems that are sold to public safety, transportation, field service, energy, industrial and financial organizations.

•                  Wavecom segment — includes our wireless module platforms and solutions acquired with our acquisition of Wavecom (note 3(a)), which integrates all of the necessary software and hardware on embedded devices for M2M and automotive communications.

Segment revenues and segment earnings (loss) represent the primary financial measures used by senior management to assess performance and include the revenue, cost of goods sold, sales and operating expenses for which management is held accountable.  Segment expenses include sales and marketing, research and development, administration, and amortization expenses that are directly related to individual segments.  Segment earnings (loss) exclude acquisition-related costs, purchase price amortization, restructuring and integration costs, which are reviewed separately by senior management.  Intersegment revenue in each of the three years ended December 31, 2009 was nil.  As we do not evaluate the performance of our operating segment based on segment assets, management does not classify asset information on a segmented basis.  The table below presents revenue and earnings (loss) from operations for our reportable segments, as well as reconciliation to our GAAP net earnings (loss) before income tax and non-controlling interest:

	2007	2008	2009
Revenue from external customers
Mobile computing	$439,903	$567,308	$406,777
Wavecom	—	—	119,607
Total	$439,903	$567,308	$526,385

Earnings (loss) from operations
Mobile computing (1)	$41,172	$47,790	$23,691
Wavecom (2)	—	—	(16,911)
Total reportable segments	41,172	47,790	6,780
Other	—	—	(124)
Total	41,172	47,790	6,656
Less:
Acquisition costs	—	—	7,785
Purchase price amortization	2,596	3,218	11,798
Restructuring and related asset impairment charges (note 4)	—	—	20,938
Integration (note 5)	—	—	3,859
Earnings (loss) from operations	38,576	44,572	(37,724)
Other income (expense)	5,206	5,579	(4,399)
Foreign exchange gain (loss)	(411)	20,583	1,261
Net earnings (loss) before income tax and non-controlling interest	$43,371	$70,734	$(40,862)

(1)          Includes stock-based compensation expense of $6,309 (2008 - $6,381; 2007 - $5,182) and amortization expense, other than purchase price amortization, of $15,135 (2008 - $13,091; 2007 - $11,195).

(2)          Includes stock-based compensation expense of $841 (2008 - nil; 2007 - nil) and amortization expense, other than purchase price amortization, of $5,159 (2008 - nil; 2007 - nil).

Revenue by product is as follows:

	2007	2008	2009
AirCard® Mobile Broadband Devices	$315,906	$408,776	$294,981
AirPrime™ Intelligent Embedded modules	91,243	120,185	181,379
AirLink™ Intelligent Gateways and Routers	25,694	30,832	41,005
Other	7,060	7,515	9,019
	$439,903	$567,308	$526,384

In each of the three years ended December 31, 2009, 2008 and 2007, we had two customers that each accounted for more than 10% of our revenue.  The revenue from these two customers is included within the mobile computing segment as follows:

	2007	2008	2009
Customer A	$106,685	$183,271	$119,635
Customer B	87,354	114,856	92,489

Revenue by geographical region based on the customer location to which the product is shipped is as follows:

	2007	2008	2009
Americas	$302,588	$397,338	$312,991
Europe, Middle East and Africa (“EMEA”)	53,682	50,956	87,547
Asia-Pacific	83,633	119,014	125,846
	$439,903	$567,308	$526,384

Fixed assets by geographical region are as follows:

	2008	2009
Americas	$13,915	$13,281
EMEA	6	5,718
Asia-Pacific	9,014	8,957
	$22,935	$27,956

As at December 31, 2009, 27% (2008 — 33%) of our fixed assets is in Canada.

Executive Officers

Jason W. Cohenour

President and Chief Executive Officer

David G. McLennan

Chief Financial Officer and Secretary

Didier Dutronc

Senior Vice President, Marketing & Regional General Manager, Europe

James B. Kirkpatrick

Chief Technical Officer

Senior Officers

Andrew Berman

Senior Vice President and General Manager, AirLink™ Business Unit

Bill G. Dodson

Senior Vice President, Operations

Philippe Guillemette

Senior Vice President, Advanced Technology

Dan Schieler

Senior Vice President, Worldwide Sales

Pierre Teyssier

Senior Vice President, Engineering & Regional General Manager, Asia Pacific

Emmanuel Walckenaer

Senior Vice President and General Manager, AirVantage™ Business Unit

Directors

Gregory D. Aasen (3)

Corporate Director

Robin A. Abrams

Corporate Director

Paul G. Cataford (1), (2)

Corporate Director

Charles E. Levine (1), (2), (3)

Chairman of the Board

S. Jane Rowe (1)

Executive Vice President, Special Accounts Management and Retail Credit Risk

Scotiabank

David B. Sutcliffe (2)

Corporate Director

Kent Thexton (3)

Chairman

SEVEN Networks, Inc.

Jason W. Cohenour

President and Chief Executive Officer

Sierra Wireless, Inc.

(1) Audit Committee

(2) Governance and Nominating Committee

(3) Human Resources Committee

General Counsel

Blake, Cassels & Graydon LLP

Vancouver, BC

US Counsel

Skadden, Arps, Slate, Meagher & Flom LLP

Toronto, Ontario

Intellectual Property Lawyers

Nixon Peabody LLP

Palo Alto, California

Auditors

KPMG LLP

Vancouver, BC

Transfer Agent

Computershare Investor Services Inc.

Vancouver, BC

Share Information

The common shares of Sierra Wireless, Inc. are listed for trading under the symbol SW on The Toronto Stock Exchange and under SWIR on The Nasdaq Global Market.

Annual General Meeting

The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on Thursday, May 20, 2010 at 3:00 p.m. (Pacific) at the Company’s head office in Richmond, British Columbia.

Head Office

Sierra Wireless, Inc.

13811 Wireless Way

Richmond

British Columbia

Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com